FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 05 August 2016
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
Interim Results 2016

RBS\MIB\00000057\Secret

RBS – Interim Results 2016

Introduction

Presentation of information
In this document, ‘RBSG plc’ or the ‘company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2015 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

RBS prepares its financial statements in accordance with IFRS as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39; it has relaxed some of the standard's hedging requirements. RBS has not taken advantage of this relaxation, therefore its financial statements are also prepared in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP).

Condensed consolidated financial statements
The unaudited condensed consolidated financial statements for the half year ended 30 June 2016 comprise the following sections of this document:

●
Financial information in the segmental performance section on pages 26 to 59 except for Risk-Weighted Assets (RWAs), RWAs after capital deductions (RWAes), the related metrics, Return on Equity (ROE), Adjusted Return on Equity and Employee numbers.

●
Statutory results on pages 60 to 108 comprising the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and the related notes 1 to 19.

●	Appendix 1 Capital and risk management except for those items indicated as not within the scope of the independent review.

The above sections are within the scope of the independent review performed by Ernst & Young LLP (EY). Please see the Independent review report to The Royal Bank of Scotland Group plc on page 109 for further information.

Non-GAAP financial measures
The results commentary in this document refers to adjusted measures of financial performance, principally operating performance before own credit adjustments, loss on redemption of own debt, strategic disposals, restructuring costs, litigation and conduct costs, to exclude items which distort period-on-period comparison. These items are excluded on the basis that management believes these are not representative of the underlying performance of the business. In addition, certain ratios including the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio are presented as they are used by management for risk management purposes although they are metrics not yet required to be disclosed by a government, governmental authority or self-regulatory organisation. These measures and performance ratios derived from the reported results, are non-GAAP financial measures.

Further, the Group’s reportable segments are organised on a franchise basis (combinations of reportable segments). As a result, the presentation of Personal & Business Banking (PBB) combines the reportable segments of UK Personal & Business Banking (UK PBB) and Ulster Bank RoI and is a non-GAAP financial measure. The presentation of Commercial & Private Banking (CPB) combines the reportable segments of Commercial Banking, Private Banking and RBS International (RBSI) and is also a non-GAAP financial measure.

Lastly, the presentation of cost savings against 2016 target shown within the Highlights section which excludes litigation and conduct costs, restructuring costs and the impairment of other intangible assets and operating costs of Williams & Glyn, is a non-GAAP financial measure.

RBS – Interim Results 2016

Introduction

Contacts

For analyst enquiries:

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts and investors presentation
RBS will be hosting a presentation for analysts and investors which will also be available via live webcast and audio call. The details are as follows:

Date:	Friday 5 August 2016
Time:	9.30 am UK time
Conference ID	46989713
Webcast:	www.rbs.com/results
Dial in details:	International – +44 (0) 1452 568 172 UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

There will also be a call for fixed income analysts and investors. The details are as follows:

Date:	Friday 5 August 2016
Time:	2.30 pm UK time
Conference ID	46974381
Webcast:	www.rbs.com/results
Dial in details:	International – +44 (0) 1452 568 172 UK Free Call – 0800 694 8082 US Toll Free – 1 866 966 8024

Available on www.rbs.com/results

●	Interim results 2016 and background slides.
●	Financial supplement containing income statement and balance sheet information for the nine quarters ending 30 June 2016.
●	Pillar 3 supplement at 30 June 2016.

The European Union Market Abuse Regulation EU 596/2014 requires RBS to disclose that this announcement contains Inside Information, as defined in that Regulation.

RBS – Interim Results 2016

Highlights
RBS reported an operating loss before tax of £274 million in H1 2016 and an attributable loss(1) of £2,045 million.

Across our Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and Corporate & Institutional Banking (CIB) franchises, RBS reported an adjusted operating profit(2) of £2,070 million in H1 2016 and £1,047 million in Q2 2016.

Adjusted return on equity across PBB, CPB and CIB was 11% for both H1 2016 and Q2 2016. Across PBB and CPB, net lending grew by 15% on an annualised basis in H1 2016.

Common Equity Tier 1 ratio of 14.5% remains ahead of our 13.0% target. Leverage ratio was 5.2%.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Key metrics and ratios	2016	2015	2016	2016	2015

Attributable (loss)/profit (£m)	(2,045)	(179)	(1,077)	(968)	280
Operating (loss)/profit (£m)	(274)	261	(695)	421	224
Operating profit - adjusted (£m) (2)	1,156	2,893	716	440	1,538
Net interest margin	2.18%	2.14%	2.21%	2.15%	2.13%
Cost:income ratio	98%	101%	117%	79%	99%
Cost:income ratio - adjusted (3,4)	72%	64%	67%	76%	62%
(Loss)/earnings per share from continuing operations (5)
- basic	(17.6p)	(2.2p)	(9.3p)	(8.3p)	-
- adjusted (3,4)	(5.5p)	18.5p	2.6p	(8.1p)	9.9p
Return on tangible equity (6)	(10.3%)	(0.9%)	(11.0%)	(9.6%)	2.7%
Return on tangible equity - adjusted (3,4.6)	(3.2%)	10.4%	3.2%	(9.4%)	13.5%
Average tangible equity (6)	£39,870m	£42,037m	£39,283m	£40,383m	£41,572m
Average number of ordinary shares
outstanding during the period (millions)	11,639	11,481	11,673	11,606	11,511

PBB, CPB & CIB
Total income - adjusted (£m) (3)	5,801	5,898	2,986	2,815	2,915
Operating profit - adjusted (£m) (2)	2,070	2,439	1,047	1,023	1,221
Return on tangible equity - adjusted (3,4,6)	10.9%	13.3%	11.0%	10.9%	13.5%
			30 June	31 March	31 December
Balance sheet related key metrics and ratios			2016	2016	2015

Tangible net asset value per ordinary share (6)			345p	351p	352p
Loan:deposit ratio (7,8)			92%	90%	89%
Short-term wholesale funding (7,9)			£14.7bn	£16.6bn	£17.2bn
Wholesale funding (7,9)			£55.1bn	£58.9bn	£58.7bn
Liquidity portfolio			£153bn	£157bn	£156bn
Liquidity coverage ratio (10)			116%	121%	136%
Net stable funding ratio (11)			119%	119%	121%
Common Equity Tier 1 ratio			14.5%	14.6%	15.5%
Risk-weighted assets			£245.2bn	£249.5bn	£242.6bn
Leverage ratio (12)			5.2%	5.3%	5.6%
Tangible equity (6)			£40,541m	£40,892m	£40,943m
Number of ordinary shares in issue (millions) (13)			11,755	11,661	11,625

Notes:
(1)	Attributable to ordinary shareholders, after payment of the £1,193 million final Dividend Access Share dividend.
(2)	Operating profit before tax excluding own credit adjustments, loss on redemption of own debt, strategic disposals, restructuring costs and litigation and conduct costs.
(3)	Excluding own credit adjustments, loss on redemption of own debt and strategic disposals.
(4)	Excluding restructuring costs and litigation and conduct costs.
(5)	Refer to Note 10 on page 73 for further details.
(6)	Tangible equity is equity attributable to ordinary shareholders less intangible assets.
(7)	Excludes repurchase agreements and stock lending.
(8)	Includes disposal groups.
(9)	Excludes derivative collateral.
(10)
On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard; UK banks are required to meet a minimum standard of 80% initially, rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretation of the EU LCR Delegated Act, which may change over time and may not be fully comparable with that of other institutions.

(11)
NSFR for all periods have been calculated using RBS’s current interpretations of the revised BCBS guidance on NSFR issued in late 2014. Therefore, reported NSFR will change over time with regulatory developments. Due to differences in interpretation, RBS’s ratio may not be comparable with those of other financial institutions.

(12)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(13)	Includes 41 million treasury shares (31 March 2016 - 36 million; 31 December 2015 - 26 million).

RBS – Interim Results 2016

H1 2016 Highlights
●
RBS reported an attributable loss of £2,045 million for H1 2016, which included the final Dividend Access Share (DAS) dividend of £1,193 million in Q1 2016 and £1,315 million of litigation and conduct costs. These included provisions in respect of PPI, following the publication of the FCA Consultation Paper on 2 August 2016, the UK 2008 rights issue shareholder litigation, an industry-wide examination of tracker mortgages in Ulster Bank RoI and other matters in Q2 2016.

●	H1 2016 operating loss was £274 million compared with an operating profit of £261 million in H1 2015.
●
Adjusted operating profit of £1,156 million was £1,737 million lower than H1 2015, principally due to increased losses in Capital Resolution, £1,087 million, and increased IFRS volatility losses(1), £668 million compared with a gain of £80 million in H1 2015. Across our PBB, CPB and CIB franchises, adjusted operating profit of £2,070 million was £369 million, or 15%, lower than H1 2015.

●	H1 2016 income across PBB and CPB was broadly stable compared with H1 2015 whilst CIB adjusted income of £681 million was £68 million, or 9%, lower than H1 2015, adjusting for transfers(2).
●
Adjusted operating expenses reduced by £547 million compared with H1 2015, and included a £227 million VAT recovery following agreement with HMRC on recovery rates in previous years. Excluding expenses associated with Williams & Glyn, write-down of intangible assets and the VAT recovery, adjusted operating expenses reduced by £404 million.

●
Adjusted cost:income ratio was 72% compared with 64% in H1 2015 as the reduction in adjusted operating expenses has been more than offset by lower adjusted income, principally relating to Capital Resolution and IFRS volatility losses.

●	Risk elements in lending (REIL) as a percentage of gross customer loans was 3.5%, 130 basis points lower than 30 June 2015 and 10 basis points lower than 31 March 2016.
●	In H1 2016, PBB and CPB net loans and advances grew by 15% on an annualised basis with strong growth across both residential mortgage and commercial lending.

Q2 2016 Highlights
●	Q2 2016 operating loss of £695 million compared with an operating profit of £421 million in Q1 2016 and £224 million in Q2 2015.
●
Adjusted operating profit of £716 million was £276 million, or 63%, higher than Q1 2016. A £318 million reduction in adjusted operating expenses, including the benefit of a £227 million VAT recovery, and a £37 million reduction in impairments have been partially offset by a £79 million, or 3%, fall in adjusted income. Across PBB, CPB and CIB, adjusted income increased by £171 million, or 6%, to £2,986 million compared with Q1 2016.

●
Across our PBB, CPB and CIB franchises, RBS made an adjusted operating profit of £1,047 million in Q2 2016, £24 million, or 2%, higher than Q1 2016. Adjusted return on equity was 11%, in line with Q1 2016.

●	RBS has made progress on customer Net Promoter Score (NPS) with improvements across NatWest Personal, Royal Bank Business and Commercial customers in the last year.
Highlights

RBS – Interim Results 2016

Highlights

H1 2016 Performance Summary
RBS Performance
●
RBS reported an attributable loss of £2,045 million, compared with a loss of £179 million in H1 2015, which included the final DAS dividend of £1,193 million in Q1 2016 and £1,315 million of litigation and conduct costs. These included provisions in respect of PPI, the UK 2008 rights issue shareholder litigation, an industry-wide examination of tracker mortgages in Ulster Bank RoI and other matters in Q2 2016.

● Operating loss was £274 million in H1 2016 compared with an operating profit of £261 million in H1 2015. Adjusted operating profit of £1,156 million was £1,737 million, or 60%, lower than H1 2015.
●
Net interest margin (NIM) of 2.18% for H1 2016 was 4 basis points higher than H1 2015 as the benefit associated with a reduction in low yielding assets more than offset modest asset margin pressure and mix impacts across PBB and CPB.

PBB, CPB and CIB Performance
● Across our PBB, CPB and CIB franchises, an adjusted operating profit of £2,070 million, was £369 million, or 15%, lower than H1 2015.
○
UK Personal & Business Banking (UK PBB) adjusted operating profit(3) of £1,065 million was £123 million, or 10%, lower than H1 2015 principally driven by an £83 million, or 6%, increase in adjusted operating expenses reflecting a higher FSCS levy and increased technology investment. Net loans and advances grew by £13.1 billion, or 12%, principally driven by continued strong mortgage growth and we continue to see positive momentum across business and personal unsecured lending.

○ Ulster Bank RoI adjusted operating profit(3) of £122 million was £25 million, or 17%, lower than H1 2015 principally reflecting a reduced level of impairment releases.
○
Commercial Banking adjusted operating profit(3) of £663 million was £160 million, or 19%, lower than H1 2015. Adjusted operating expenses, excluding transfers(4), increased by £75 million, or 9%, reflecting intangible asset write downs and increased investment spend, and a single name charge in respect of the Oil & Gas portfolio drove a £77 million increase in impairments. Commercial Banking net loans and advances increased by £6.7 billion, or 8%, adjusting for transfers (4).

○
Private Banking adjusted operating profit(3) of £73 million was £16 million, or 18%, lower as the business continues to invest in its infrastructure, whilst RBS International (RBSI) adjusted operating profit(3) was stable at £106 million.

○
CIB adjusted income of £681 million was £68 million, or 9%, lower than H1 2015, excluding transfers(2) with adjusted operating profit(3) of £41 million, £46 million lower than H1 2015. Adjusted expenses reduced by 11%, excluding transfers, as CIB moves towards a lower cost base.

Capital Resolution & Central items
●
Capital Resolution reported an adjusted operating loss(3) of £983 million, compared with an adjusted operating profit of £104 million in H1 2015; H1 2016 included a net impairment charge of £263 million, primarily related to the Shipping portfolio, compared with a release of £319 million in H1 2015. An additional £220 million valuation reserve was recorded in Q2 2016 following the EU Referendum. RWAs reduced by £26.3 billion from H1 2015 to £42.3 billion.

●
Central items adjusted operating loss(3) of £128 million compared with a profit of £87 million in H1 2015. H1 2016 included a £668 million charge in respect of IFRS volatility (H1 2015 - £80 million gain), a £227 million VAT recovery and an FX gain of £253 million principally reflecting the significant weakening of sterling against the US dollar following the EU Referendum.

RBS – Interim Results 2016

Highlights

Q2 2016 Performance Summary

RBS Performance
●
An attributable loss of £1,077 million was reported in Q2 2016 compared with a profit of £280 million in Q2 2015 and a loss of £968 million in Q1 2016, which included the final DAS dividend payment of £1,193 million.

●
An operating loss of £695 million in Q2 2016 compared with an operating profit of £224 million in Q2 2015 and £421 million in Q1 2016. Adjusted operating profit of £716 million was £822 million lower than Q2 2015 but was £276 million higher than Q1 2016.

●
Restructuring costs were £392 million in the quarter, an increase of £154 million compared with Q1 2016, and included £187 million in respect of Williams & Glyn. Litigation and conduct costs of £1,284 million in Q2 2016 compared with £31 million in Q1 2016, and included an additional PPI provision, a provision in respect of the UK 2008 rights issue shareholder litigation, a provision in Ulster Bank RoI principally in respect of an industry-wide examination of tracker mortgages and various other matters.

●
The Q2 2016 results included a net strategic disposal gain of £201 million comprising: a £246 million gain on disposal of RBS’s stake in Visa Europe and a £45 million loss associated with the sale of our Russian subsidiary.

●
A loss of £67 million was recognised in Q2 2016 in respect of a cash tender of certain US dollar, sterling and euro senior debt securities. The tender offers were part of the on-going transition to a holding company capital and term funding model in line with regulatory requirements and included securities that RBS considers non-compliant for ‘Minimum Requirement for Own Funds and Eligible Liabilities’ (MREL) purposes. In addition, RBS recognised a loss of £63 million as a result of the redemption of three RBS NV trust preferred securities as part of simplification of the RBS NV balance sheet and management of our legacy capital securities.

●	Q2 2016 NIM of 2.21% was 6 basis points higher than Q1 2016. NIM across our PBB and CPB franchises was 2.37% for Q2 2016 compared with 2.38% in Q1 2016.
●
Tangible net asset value (TNAV) was 345p per ordinary share at 30 June 2016, a 6p reduction compared with 31 March 2016. The reduction was driven by the attributable loss for the quarter, 8p, a reduction associated with the elimination of the surplus on The Royal Bank of Scotland Group Pension Fund recognised at 31 December 2015 as a result of the revised schedule of contributions, 4p, and the impact of share issuance and other movements, 3p. Partially offsetting, gains were recognised in foreign exchange reserves, 4p, reflecting the weakening of sterling, and cash flow hedging reserves, 5p, as swap rates decreased.

PBB, CPB and CIB Performance
●	Across our PBB, CPB and CIB franchises, an adjusted operating profit of £1,047 million, was £174 million lower than Q2 2015 but was £24 million higher than Q1 2016.
○
UK PBB adjusted operating profit(3) of £534 million was £69 million lower than Q2 2015, as a higher FSCS levy charge and increased technology investment drove a £64 million increase in adjusted operating expenses, and was broadly in line with Q1 2016.

○ Ulster Bank RoI adjusted operating profit(3) reduced by £27 million, compared with Q2 2015, to £58 million, principally reflecting reduced impairment releases, and was £6 million lower than Q1 2016.
○
Commercial Banking adjusted operating profit(3) of £260 million was £188 million lower than Q2 2015 and £143 million lower than Q1 2016. Adjusted operating expenses increased by £61 million to £497 million compared with Q1 2016, reflecting a write down of intangible assets and increased investment spend, and a single name charge in the Oil & Gas portfolio drove a £75 million increase in impairments.

○
Private Banking adjusted operating profit(3) of £47 million was in line with Q2 2015 but was £21 million higher than Q1 2016. RBSI adjusted operating profit(3) of £53 million was in line with both Q2 2015 and Q1 2016.

RBS – Interim Results 2016

Highlights

○
CIB made an adjusted operating profit(3) of £95 million in Q2 2016 compared with losses of £13 million in Q2 2015 and £54 million in Q1 2016. CIB adjusted income of £404 million was £97 million higher than Q2 2015, excluding transfers(2), and was £127 million higher than Q1 2016.

Capital Resolution & Central items
●
Capital Resolution adjusted operating loss(3) of £606 million was £567 million higher than Q2 2015 and was £229 million up on Q1 2016, principally reflecting an additional £220 million valuation reserve following the EU Referendum. RWAs reduced by £5.3 billion in the quarter to £42.3 billion.

●
Central items adjusted operating profit(3) of £179 million compared with a profit of £242 million in Q2 2015 and a loss of £307 million in Q1 2016. The quarter included a £227 million VAT recovery, a £201 million FX gain as the US dollar strengthened against sterling and a £312 million charge in respect of IFRS volatility (Q2 2015 - £204 million; Q1 2016 - £356 million).

Progress on 2016 targets
Whilst RBS remains committed to achieving its priority targets for 2016, we recognise that market conditions have become more uncertain following the EU Referendum result and we have updated our guidance as follows:

Strategy goal	2016 target	H1 2016 Progress
Strength and sustainability	Maintain Bank CET1 ratio of 13%	CET1 ratio of 14.5%
	£2 billion AT1 issuance	Continue to plan to issue in 2016, subject to market conditions
Capital Resolution RWAs around £30 billion
RWAs down £6.7 billion to £42.3 billion in H1 2016. Following the EU Referendum, and the resultant significant weakening of sterling, we now anticipate that RWAs will be around £30 - £35 billion at the end of 2016

Customer experience	Narrow the gap to No.1 in NPS in every primary UK brand	Year on year Royal Bank of Scotland Business (Scotland) has narrowed the gap. NatWest Personal and RBSG Commercial have seen improvements in NPS
Simplifying the bank	Reduce operating expenses by £800 million	Operating expenses down £404 million(5) and we remain on track to achieve our target
Supporting growth	Net 4% growth in PBB and CPB customer loans	Net lending in PBB and CPB up 15% on an annualised basis in the half year
Employee engagement	Raise employee engagement to within two points of the GFS norm	Reviewed annually during Q3

Notes:
(1)	IFRS volatility arises from the changes to fair value of hedges of loans which do not qualify for hedge accounting under IFRS.
(2)
CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £78 million for H1 2015 (Q2 2015 - £36 million) and expenses of £23 million for H1 2015 (Q2 2015 - £11 million).

(3)	For unadjusted operating profit and expenses see segment performance on pages 26 to 30.
(4)	The portfolio transfers included operating expenses of £50 million for H1 2016 (Q2 2016 - £26 million) and net loans and advances to customers of £4.1 billion at 30 June 2016.
(5)	Excluding litigation and conduct costs, restructuring costs, write down of other intangible assets, the operating costs of Williams & Glyn and the VAT recovery.

RBS – Interim Results 2016

Highlights

Building a stronger RBS
●	RBS is progressing with its plan to build a strong, simple, fair bank for customers and shareholders.
●
CET1 remains ahead of our 13% target at 14.5%. The 10 basis point reduction in the quarter was driven by the attributable loss partially offset by the reduction in RWAs. RWAs decreased by £4.3 billion primarily reflecting disposals and run-off in Capital Resolution and a £3.9 billion reduction associated with the removal of Citizens operational risk RWAs following regulatory approval. Partially offsetting, the weakening of sterling, principally following the EU Referendum, increased RWAs by £4.4 billion. Leverage ratio decreased by 10 basis points to 5.2%.

●	Risk elements in lending (REIL) of £11.8 billion were 3.5% of gross customer loans, down from 3.6% at 31 March 2016 and 4.8% at 30 June 2015.
●
RBS continues to reposition and strengthen its balance sheet. In H1 2016, we completed two senior debt issuances (€1.5 billion seven year 2.5% notes and $1.5 billion ten year 4.8% notes) which are eligible to meet RBS’s MREL. In addition, we redeemed £2.3 billion of legacy US dollar, sterling and euro senior debt securities, including some that RBS considers non-compliant for MREL purposes.

●
In March 2016 RBS made a £4.2 billion payment into The Royal Bank of Scotland Group Pension Fund, being an accelerated payment of existing committed future contributions, and paid the final Dividend Access Share dividend of £1,193 million, actions that have been taken to help the long term resilience and normalise the ownership structure of the Bank.

●
During H1 2016 we completed the transfer of the Coutts International businesses in Asia and the Middle East to Union Bancaire Privée, the final milestone in the sale of our International Private Bank. In addition, we completed the sale of our Russian subsidiary.

●
We continue to work on our ring fencing plans, which were submitted to the PRA in January 2016, and target operational compliance by 1 January 2019. Legal entity restructuring, including the establishment of a Ring-Fenced Bank Holding company, will begin in H2 2016 details of which will be provided in H2. We are actively liaising with key stakeholders including the regulators and employee representatives, and will engage with the credit rating agencies.

RBS – Interim Results 2016

Highlights

Building the number one bank for customer service, trust and advocacy in the UK
●
RBS continued to deliver strong support for both household and business customers. Within UK PBB, gross new mortgage lending was £14.7 billion, representing a market share of approximately 12% compared with a quarter end stock share of 8.6%. We now have 1,001 mortgage advisors supporting our customers, an increase of 15% since H1 2015. We continue to see positive momentum across business banking and personal unsecured lending. Net lending in Commercial Banking increased by £7.9 billion in H1 2016, 17% growth on an annualised basis.

●	The Reward account continues to show positive momentum and now has 815,000 customer accounts compared with 202,000 as at 31 December 2015.
●
We continue to make better use of our digital channels to make it simpler to serve our customers and for them to do business with us. NatWest customers can now apply for personal loans or credit cards via the mobile app. We now have 4.1 million active users of our personal mobile app, up 25% in the last year, with 69,000 unsecured products applied for via the mobile app in H1 2016. We became the first UK based bank to launch Android fingerprint authentication, with 37% of app logins now biometric.

●
RBS became the first UK Bank to be accredited by the Royal National Institute for Blind People for making the voiceover mode simpler and easier to use for our visually impaired customers. In addition, we launched a new service for British Sign Language (BSL) customers, making it possible to instantly chat with an advisor through a BSL interpreter.

●
RBS continues to support UK business growth through the launch of three new business accelerator hubs in H1 2016, bringing the total to nine, with a further three more opening in H2 2016. This included the opening of an Entrepreneurial Centre in our Edinburgh headquarters. In addition, NatWest launched a £1 billion lending fund to support small businesses.

●
RBS is one of only two banks to achieve formal recognition from the Chartered Banker Professional Standards Board for excellence in monitoring the Foundation Standard for Professional Bankers. More than 94% of the in-scope employee population achieved this standard in 2015.

RBS – Interim Results 2016

Highlights

Customer
RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net Promoter Score (NPS)
Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have an NPS for 2016. Year-on-year, NatWest Personal Banking, Royal Bank of Scotland Business Banking and Commercial Banking have improved. In Scotland, we have narrowed the gap to number one in Business Banking.

In recent years, the bank has launched a number of initiatives to make it simpler, fairer and easier to do business, and it continues to deliver on the commitments that it made to its customers in 2014.

		Q2 2015	Q1 2016	Q2 2016	Year end 2016 target
Personal Banking	NatWest (England & Wales)(1)	8	13	12	15
	Royal Bank of Scotland (Scotland)(1)	-10	-6	-7	-5
	Ulster Bank (Northern Ireland)(2)	-11	-14	-16	-3
	Ulster Bank (Republic of Ireland)(2)	-14	-12	-11	-10
Business Banking	NatWest (England & Wales)(3)	4	9	4	13
	Royal Bank of Scotland (Scotland)(3)	-17	-7	-4	2
Ulster Bank Business & Commercial	Ulster Bank (Northern Ireland) (4)	n/a	-10	3	-4
Commercial Banking(5)		10	15	18	17

RBS – Interim Results 2016

Highlights

Customer Trust
We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Customer trust in RBS has continued to improve and is at its highest in two years. NatWest has not changed since last quarter. Both are currently on track to meet the 2016 year end target.

		Q2 2015	Q1 2016	Q2 2016	Year end 2016 target
Customer trust(6)	NatWest (England & Wales)	48%	48%	48%	51%
	Royal Bank of Scotland (Scotland)	-2%	21%	23%	26%

Notes:
(1)
Source: GfK FRS 6 month rolling data. Latest base sizes: NatWest (England & Wales) (3387) Royal Bank of Scotland (Scotland) (527). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?“

(2)
Source: Coyne Research 12 month rolling data. Latest base sizes: Ulster Bank NI (372) Ulster Bank RoI (332) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.

(3)
Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1361), RBS Scotland (438). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland, 4 quarter rolling data.

(4)
Source: Charterhouse Research Business Banking Survey (NI). Latest base size: Ulster (362) Weighted by turnover and industry sector to be representative of businesses in Northern Ireland, 4 quarter rolling data.
In 2016 we switched the source of advocacy measurement for Ulster Bank Corporate NI to the Charterhouse Business Banking Study. Charterhouse is a recognised, independent syndicate study that provides more frequent reporting of NPS as well as additional diagnostic customer feedback to help us improve the customer experience.
Ulster Bank Business & Commercial RoI reports annually.

(5)
Source: Charterhouse Research Business Banking Survey (GB), based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (972). Weighted by region and turnover to be representative of businesses in Great Britain, 4 quarter rolling data.

(6)
Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (852), RBS Scotland (185).

RBS – Interim Results 2016

Highlights

Williams & Glyn

On 28 April 2016 we announced that there was a significant risk that the separation and divestment of Williams & Glyn will not be achieved by 31 December 2017. RBS remains committed to meeting its State Aid obligations. Work has continued to explore alternative means to achieve separation and divestment and RBS has had positive discussions with a number of interested parties concerning an alternative transaction related to substantially all of the business previously described as Williams & Glyn. These discussions are at a preliminary stage and may or may not lead to a viable transaction.

Due to the complexities of Williams & Glyn's separation, whilst good progress has been made on the programme to create a cloned banking platform, the Board concluded that the risks and costs inherent in the programme are such that it would not be prudent to continue with this programme.  RBS will instead prioritise exploring alternative means to achieve divestment.

Outlook
●
The outcome of the UK’s EU Referendum has created considerable uncertainty in our core market and we continue to assess all its implications. In the current low rate and low growth environment, achieving our longer term cost:income ratio and return targets by 2019 is likely to be more challenging.

●
We expect PBB and CPB income to be broadly stable in 2016 compared with 2015 as strong planned balance sheet growth, particularly in mortgages but also in core commercial lending, is balanced by headwinds from the reduction in interchange fees, low interest rates and the uncertain macroeconomic environment. In H1 2016 income across PBB and CPB was broadly stable. CIB income recovered in Q2 2016, following a difficult Q1 2016, and we now expect income to be stable in 2016 compared with 2015.

●	RBS remains on track to achieve an £800 million cost reduction in 2016. We retain our expectation that cost reduction will exceed any income erosion across our combined PBB, CPB and CIB businesses.
●
The impairment charge taken during H1 largely related to sector specific issues particularly in the Oil & Gas and Capital Resolution Shipping portfolios. There is a continuing risk of large single name/sector driven events across our portfolios given the uncertain macroeconomic environment. The outcome of the UK’s EU Referendum has increased the level of uncertainty however it is too early at this point to quantify the impact of any potential credit losses that may result.

●	Restructuring costs are expected to remain high in 2016, totalling over £1 billion. The H1 2016 restructuring charge was £630 million, of which £345 million related to Williams & Glyn.
●
We expect Capital Resolution disposal losses of approximately £1.5 billion, and we anticipate that we will incur most of the remaining losses in 2016 (2015 - £367 million). Losses of £368 million in H1 2016 include an impairment charge of £264 million in relation to the Shipping portfolio. Following the EU Referendum and the resultant significant weakening of sterling, we now anticipate that Capital Resolution RWAs will be around £30 - £35 billion by the end of 2016.

●
We continue to deal with a range of uncertainties in the external environment and we will also have to manage conduct-related investigations and litigation, including US RMBS, throughout 2016, and substantial related incremental provisions may be recognised during the remainder of the year.

RBS – Interim Results 2016

Summary consolidated income statement for the period ended 30 June 2016

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015*	2016	2016	2015*
	£m	£m	£m	£m	£m
Net interest income	4,333	4,418	2,177	2,156	2,215

Own credit adjustments	450	288	194	256	168
Loss on redemption of own debt	(130)	-	(130)	-	-
Strategic disposals	195	(135)	201	(6)	-
Other operating income	1,216	2,685	558	658	1,354

Non-interest income	1,731	2,838	823	908	1,522

Total income	6,064	7,256	3,000	3,064	3,737

Restructuring costs	(630)	(1,470)	(392)	(238)	(1,023)
Litigation and conduct costs	(1,315)	(1,315)	(1,284)	(31)	(459)
Other costs	(3,984)	(4,531)	(1,833)	(2,151)	(2,223)

Operating expenses	(5,929)	(7,316)	(3,509)	(2,420)	(3,705)

Profit/(loss) before impairment (losses)/releases	135	(60)	(509)	644	32
Impairment (losses)/releases	(409)	321	(186)	(223)	192

Operating (loss)/profit before tax	(274)	261	(695)	421	224
Tax charge	(340)	(287)	(260)	(80)	(97)

(Loss)/profit from continuing operations	(614)	(26)	(955)	341	127

Profit from discontinued operations, net of tax	-	358	-	-	674

(Loss)/profit for the period	(614)	332	(955)	341	801

Attributable to:
Non-controlling interests	30	344	8	22	428
Other owners	208	167	114	94	93
Dividend access share	1,193	-	-	1,193	-
Ordinary shareholders	(2,045)	(179)	(1,077)	(968)	280

Memo:

Total income - adjusted (1)	5,549	7,103	2,735	2,814	3,569
Operating expenses - adjusted (2)	(3,984)	(4,531)	(1,833)	(2,151)	(2,223)
Operating profit - adjusted (1,2)	1,156	2,893	716	440	1,538

*Restated – refer to page 66 for further details

Notes:
(1)	Excluding own credit adjustments, loss on redemption of own debt and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.

Details of other comprehensive income are provided on page 61.

RBS – Interim Results 2016

Summary consolidated balance sheet as at 30 June 2016

	30 June	31 March	31 December
	2016	2016	2015
	£m	£m	£m

Cash and balances at central banks	65,307	72,083	79,404
Net loans and advances to banks (1)	21,763	19,295	18,361
Net loans and advances to customers (1)	326,503	317,088	306,334
Reverse repurchase agreements and stock borrowing	45,778	42,356	39,843
Debt securities and equity shares	84,807	88,877	83,458
Assets of disposal groups (2)	396	3,405	3,486
Other assets	31,047	27,609	22,008

Funded assets	575,601	570,713	552,894
Derivatives	326,023	312,217	262,514

Total assets	901,624	882,930	815,408

Bank deposits (3)	31,377	31,774	28,030
Customer deposits (3)	355,719	352,344	343,186
Repurchase agreements and stock lending	40,881	39,030	37,378
Debt securities in issue	27,148	29,576	31,150
Subordinated liabilities	20,113	20,870	19,847
Derivatives	322,390	304,789	254,705
Liabilities of disposal groups (2)	252	2,816	2,980
Other liabilities	50,017	47,566	43,985

Total liabilities	847,897	828,765	761,261
Non-controlling interests	820	788	716
Owners’ equity	52,907	53,377	53,431

Total liabilities and equity	901,624	882,930	815,408

Notes:
(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Primarily international private banking business at 31 March 2016 and 31 December 2015.
(3)	Excludes repurchase agreements and stock lending.

RBS – Interim Results 2016

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	4,333	4,418	2,177	2,156	2,215
RBS

- UK Personal & Business Banking	2,109	2,067	1,090	1,019	1,035
- Ulster Bank RoI	198	190	93	105	95
- Commercial Banking	1,067	981	531	536	499
- Private Banking	226	219	113	113	109
- RBS International	151	152	76	75	76
- Corporate & Institutional Banking	43	30	24	19	16
- Capital Resolution	168	281	82	86	124
- Williams & Glyn	324	326	162	162	163
- Central items & other	47	172	6	41	98

Average interest-earning assets (IEA)
RBS	399,751	416,319	396,118	403,384	417,248

- UK Personal & Business Banking	138,192	128,485	140,591	135,793	128,957
- Ulster Bank RoI	24,233	23,136	24,288	24,178	23,029
- Commercial Banking	117,312	104,067	119,768	114,855	104,648
- Private Banking	16,441	15,716	16,622	16,259	15,855
- RBS International	21,436	20,527	21,798	21,075	20,416
- Corporate & Institutional Banking	11,745	18,702	11,923	11,568	23,128
- Capital Resolution	29,962	75,727	29,157	30,767	68,544
- Williams & Glyn	23,764	22,703	24,172	23,356	22,769
- Central items & other	16,666	7,256	7,799	25,533	9,902

Yields, spreads and margins of the banking business

Gross yield on interest-earning assets of the banking business (2)	2.85%	2.96%	2.87%	2.82%	2.91%
Cost of interest-bearing liabilities of banking business	(1.00%)	(1.18%)	(1.00%)	(1.01%)	(1.14%)

Interest spread of banking business (3)	1.85%	1.78%	1.87%	1.81%	1.77%
Benefit from interest-free funds	0.33%	0.36%	0.34%	0.34%	0.36%

Net interest margin (1,4)
RBS	2.18%	2.14%	2.21%	2.15%	2.13%

- UK Personal & Business Banking (5)	3.07%	3.24%	3.12%	3.02%	3.22%
- Ulster Bank RoI (5)	1.64%	1.66%	1.54%	1.75%	1.65%
- Commercial Banking (5)	1.83%	1.90%	1.78%	1.88%	1.91%
- Private Banking (5)	2.76%	2.81%	2.73%	2.80%	2.76%
- RBS International (5)	1.42%	1.49%	1.40%	1.43%	1.49%
- Corporate & Institutional Banking	0.74%	0.32%	0.81%	0.66%	0.28%
- Capital Resolution	1.13%	0.75%	1.13%	1.12%	0.73%
- Williams & Glyn	2.74%	2.90%	2.70%	2.79%	2.87%

Average interest rates

Base rate	0.50	0.50	0.50	0.50	0.50
London inter-bank three month offered rates
- Sterling	0.59	0.57	0.58	0.59	0.57
- Eurodollar	0.63	0.27	0.64	0.62	0.28
- Euro	(0.22)	0.02	(0.26)	(0.19)	(0.01)

For notes to this table refer to next page.

RBS – Interim Results 2016

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	%	%	%	%	%

Third party customer rates (6)
Third party customer asset rate
- UK Personal & Business Banking	3.96	4.19	3.96	3.95	4.18
- Ulster Bank RoI (7)	2.20	2.31	2.07	2.33	2.34
- Commercial Banking	2.85	2.97	2.82	2.87	2.96
- Private Banking	3.00	3.19	2.97	3.01	3.19
- RBS International	3.14	3.08	3.02	3.29	3.01
Third party customer funding rate
- UK Personal & Business Banking	(0.54)	(0.69)	(0.46)	(0.62)	(0.67)
- Ulster Bank RoI (7)	(0.56)	(0.97)	(0.53)	(0.59)	(0.90)
- Commercial Banking	(0.36)	(0.39)	(0.36)	(0.35)	(0.31)
- Private Banking	(0.22)	(0.27)	(0.20)	(0.23)	(0.25)
- RBS International	(0.18)	(0.38)	(0.13)	(0.24)	(0.38)

Notes:
(1)
For the purpose of net interest margin (NIM) calculations, no increase (H1 2015 - £8 million; Q2 2016 - nil; Q1 2016 - nil; Q2 2015 - £3 million) was made in respect of interest payable on financial liabilities designated as at fair value through profit or loss. Related average interest-earning assets and average interest-bearing liabilities have also been adjusted.

(2)	Gross yield is the interest earned on average interest-earning assets as a percentage of average interest-earning assets.
(3)	Interest spread is the difference between the gross yield and interest paid on average interest-bearing liabilities as a percentage of average interest-bearing liabilities.
(4)	Net interest margin is net interest income as a percentage of average interest-earning assets.
(5)	PBB NIM was 2.86% (H1 2015 - 3.00%; Q2 2016 - 2.89%; Q1 2016 - 2.83%; Q2 2015 - 2.98%); CPB NIM was 1.87% (H1 2015 - 1.94%; Q2 2016 - 1.83%; Q1 2016 - 1.91%; Q2 2015 - 1.95%).
(6)	Net interest margin includes Treasury allocations and interest on intercompany borrowings, which are excluded from third party customer rates.
(7)
Ulster Bank Ireland DAC manages its funding and liquidity requirements locally. Its liquid asset portfolios and non-customer related funding sources are included within its net interest margin, but excluded from its third party asset and liability rates.

RBS – Interim Results 2016

Analysis of results

	Half year ended			Half year ended
	30 June 2016			30 June 2015*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
Average balance sheet	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	66,179	115	0.35	75,199	197	0.53
Loans and advances to customers	287,575	5,364	3.75	304,857	5,771	3.82
Debt securities	45,997	177	0.77	36,263	139	0.77

Interest-earning assets
- banking business (1,2)	399,751	5,656	2.85	416,319	6,107	2.96
- trading business (3)	132,839			151,588

Non-interest earning assets	338,903			493,066

Total assets	871,493			1,060,973

Memo: Funded assets	535,848			701,616

Liabilities
Deposits by banks	4,437	12	0.54	6,806	25	0.74
Customer accounts	237,126	575	0.49	243,601	758	0.63
Debt securities in issue	21,742	298	2.76	34,014	420	2.49
Subordinated liabilities	19,837	442	4.48	20,730	442	4.30
Internal funding of trading business	(17,508)	(4)	0.05	(15,505)	52	(0.68)

Interest-bearing liabilities
- banking business (1,2)	265,634	1,323	1.00	289,646	1,697	1.18
- trading business (3)	141,714			159,632

Non-interest-bearing liabilities
- deposits(4)	84,660			80,207
- other liabilities	325,071			471,405
Total equity	54,414			60,083

Total liabilities and equity	871,493			1,060,973

*Restated – refer to page 66 for further details

Notes:
(1)
Interest payable has been increased by nil (H1 2015 - £8 million) to record interest on financial liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(4)	Of which, PBB - £49 billion, CPB - £28 billion and other - £8 billion (H1 2015; PBB - £44 billion, CPB - £25 billion and other - £11 billion).

RBS – Interim Results 2016

Analysis of results

Key points

H1 2016 compared with H1 2015
●
Net interest income of £4,333 million decreased £85 million, or 2%, compared with H1 2015 principally driven by a £113 million reduction in Capital Resolution in line with the planned shrinkage of the balance sheet.

●
NIM was 2.18% for H1 2016, 4 basis points higher than H1 2015 as the benefit associated with reductions in the low yielding ‘non-core’ assets has been partially offset by modest asset margin pressure and mix impacts across PBB and CPB.

●
In UK PBB, NIM decreased by 17 basis points to 3.07% compared with H1 2015 reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR mortgages represented 12% of the mortgage book as at 30 June 2016 compared with 18% a year earlier.

●	Commercial Banking NIM declined by 7 basis points reflecting asset margin pressure and an increased allocation of the low yielding liquidity portfolio.

Q2 2016 compared with Q1 2016
●
Net interest income of £2,177 million was £21 million higher than Q1 2016 principally driven by a £71 million increase in UK PBB reflecting deposit re-pricing, strong volume growth and a release of previously suspended credit card interest of £32 million.

●	NIM was 2.21% for Q2 2016, 6 basis points higher than Q1 2016 as low yielding non-core and liquid assets become a smaller proportion of the overall book.
●	NIM for our combined PBB and CPB franchises was 2.37% in Q2 2016 compared with 2.38% in Q1 2016.
●
UK PBB NIM increased by 10 basis points to 3.12% reflecting a one-off release of suspended interest, 9 basis points, and deposit re-pricing whilst Commercial Banking NIM decreased by 10 basis points to 1.78% principally driven by an increased allocation of the low yielding liquidity portfolio.

Q2 2016 compared with Q2 2015
●	Net interest income of £2,177 million was £38 million lower than Q2 2015 and included a £42 million reduction in Capital Resolution in line with planned shrinkage of the balance sheet.
●	NIM was 8 basis points higher than Q2 2015 principally reflecting the benefit associated with reductions in the low yielding ‘non-core’ assets.

RBS – Interim Results 2016

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,284	1,595	630	654	783
(Loss)/income from trading activities	(267)	665	(157)	(110)	430
Own credit adjustments	450	288	194	256	168
Loss on redemption of own debt	(130)	-	(130)	-	-
Strategic disposals	195	(135)	201	(6)	-
Other operating income	199	425	85	114	141

Total non-interest income	1,731	2,838	823	908	1,522

Memo:
IFRS volatility in Treasury (1)	(668)	80	(312)	(356)	204

Note:
(1)	IFRS volatility arises from the changes to fair value of hedges of loans which do not qualify for hedge accounting under IFRS.

Key points

H1 2016 compared with H1 2015
●
Non-interest income was £1,731 million, a reduction of £1,107 million, or 39%, compared with H1 2015. Capital Resolution non-interest income fell by £771 million reflecting planned asset disposals and an additional £220 million funding valuation adjustment in Q2 2016 (H1 2016 - £330 million) following the EU Referendum. CIB income reduced by £130 million reflecting the reduced scale of the business. In addition, we recognised a £668 million charge for volatile items under IFRS compared with an £80 million gain in H1 2015. Partially offsetting this, we reported a strategic disposal gain of £195 million, versus a loss of £135 million in H1 2015, and recognised an FX gain of £253 million principally reflecting the significant weakening of sterling against the dollar following the EU Referendum.

●
Net fees and commissions decreased by £311 million, or 19%, compared with H1 2015 reflecting the planned Capital Resolution asset run-down, £131 million, lower CIB income, down £133 million, and lower credit card interchange fees in UK PBB, down £41 million.

●
Losses from trading activities totalled £267 million compared with income of £665 million in H1 2015, reflecting an increased charge for volatile items under IFRS as well as increased losses in Capital Resolution (including an incremental £220 million funding valuation adjustment in Q2 2016).

●
Other operating income of £199 million was £226 million lower than H1 2015 principally reflecting the planned Capital Resolution asset run-down as well as equity disposal and fair value gains of £75 million reported in Commercial Banking in H1 2015.

Q2 2016 compared with Q1 2016
●
Non-interest income reduced by £85 million to £823 million. Capital Resolution non-interest income fell by £474 million reflecting planned asset disposals, including disposal losses of £102 million, and an additional £220 million funding valuation adjustment following the EU Referendum. Partially offsetting, CIB non-interest income increased by £131 million principally reflecting robust levels of customer activity within the Rates business. In addition, we recognised a £246 million gain on the disposal of our stake in Visa Europe.

Q2 2016 compared with Q2 2015
●
Non-interest income reduced by £699 million largely reflecting a £537 million fall in Capital Resolution. In addition, a £312 million IFRS volatility charge was reported compared with a gain of £204 million in Q2 2015.

RBS – Interim Results 2016

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015*	2016	2016	2015*
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,329	2,543	1,127	1,202	1,258
Premises and equipment	630	709	315	315	298
Other administrative expenses	625	861	179	446	481
Restructuring costs (see below)	630	1,470	392	238	1,023
Litigation and conduct costs	1,315	1,315	1,284	31	459

Administrative expenses	5,529	6,898	3,297	2,232	3,519
Depreciation and amortisation	352	418	174	178	186
Write down of intangible assets	48	-	38	10	-

Operating expenses	5,929	7,316	3,509	2,420	3,705

Adjusted operating expenses (1)	3,984	4,531	1,833	2,151	2,223

Restructuring costs comprise:
- staff expenses	366	344	245	121	288
- premises, equipment, depreciation and amortisation	24	330	15	9	42
- other	240	796	132	108	693

	630	1,470	392	238	1,023
Of which Williams & Glyn	345	259	187	158	126

Staff costs as a % of total income	38%	35%	38%	39%	34%
Cost:income ratio	98%	101%	117%	79%	99%
Cost:income ratio - adjusted (2)	72%	64%	67%	76%	62%
Employee numbers (FTE - thousands)	89.2	91.6	89.2	92.4	91.6

*Restated – refer to page 66 for further details

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)	Excluding own credit adjustments, loss on redemption of own debt ,strategic disposals, restructuring costs and litigation and conduct costs.

RBS – Interim Results 2016

Analysis of results

Key points

H1 2016 compared with H1 2015
●
Operating expenses of £5,929 million were £1,387 million, or 19%, lower than H1 2015 reflecting lower restructuring costs of £630 million (H1 2015 - £1,470 million) and a £547 million, or 12%, reduction in adjusted operating expenses.

●
Adjusted operating expenses fell by £547 million, or 12%, from H1 2015 to £3,984 million. Excluding expenses associated with Williams & Glyn, write down of intangible assets (£48 million) and a £227 million VAT recovery, adjusted operating expenses reduced by £404 million and remain on target to achieve an £800 million reduction for the year.

●	Staff costs of £2,329 million were down £214 million, or 8%, principally reflecting reduced headcount in Capital Resolution and CIB.
●	Restructuring costs of £630 million in H1 2016 included £345 million in respect of Williams & Glyn separation costs.
●
Litigation and conduct costs of £1,315 million included an additional PPI provision following publication of the FCA Consultation Paper on 2 August, a provision in respect of the UK 2008 rights issue shareholder litigation, a provision in Ulster Bank RoI principally in respect of an industry-wide examination of tracker mortgages and various other matters.

Q2 2016 compared with Q1 2016
●
Operating expenses of £3,509 million were £1,089 million higher than Q1 2016. A £1,253 million increase in litigation and conduct costs and a £154 million increase in restructuring costs were partially offset by a £318 million reduction in adjusted operating expenses.

●	Adjusted operating costs of £1,833 million were £318 million lower than Q1 2016 and included a £227 million VAT recovery.

Q2 2016 compared with Q2 2015
●
Operating expenses were £196 million lower than Q2 2015 reflecting a £631 million reduction in restructuring costs and a £390 million reduction in adjusted operating expenses, benefiting from a £227 million VAT recovery, partially offset by a £825 million increase in litigation and conduct costs.

RBS – Interim Results 2016

Analysis of results
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Impairment losses/(releases)	£m	£m	£m	£m	£m

Loan impairment losses/(releases)
- individually assessed	358	(120)	172	186	(105)
- collectively assessed	43	5	27	16	(7)
- latent	11	(316)	(10)	21	(91)

Total loan impairment losses/(releases)	412	(431)	189	223	(203)
Securities	(3)	110	(3)	-	11

Total impairment losses/(releases)	409	(321)	186	223	(192)

			30 June	31 March	31 December
Credit metrics (1)			2016	2016	2015

Gross customer loans			£333,017m	£325,339m	£315,111m
Loan impairment provisions			£6,456m	£6,701m	£7,139m
Risk elements in lending (REIL)			£11,789m	£11,867m	£12,157m
Provisions as a % of REIL			55%	57%	59%
REIL as a % of gross customer loans			3.5%	3.6%	3.9%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points

H1 2016 compared with H1 2015
●	A net impairment loss of £409 million was reported in H1 2016 compared with a release of £321 million in H1 2015.
●
Capital Resolution reported an impairment loss of £263 million compared with a release of £319 million in H1 2015. The charge for the half year included £264 million in relation to exposures in the Shipping portfolio reflecting difficult conditions in some parts of the sector.

●
Commercial Banking reported an impairment loss of £103 million compared with a charge of £26 million in H1 2015, with the uplift primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.

●	Ulster Bank RoI reported a net impairment release of £27 million compared with a £77 million release in H1 2015.
●
REIL of £11.8 billion were 3.5% of gross customer loans compared with 3.9% at 31 December 2015. Provision coverage was 55% compared with 59% at 31 December 2015. Exchange rate movements added £0.8 billion to REIL during H1 2016.

Q2 2016 compared with Q1 2016
●	A net impairment loss of £186 million was reported in Q2 2016 compared with a loss of £223 million in Q1 2016.
●
Capital Resolution reported a net impairment loss of £67 million compared with a loss of £196 million in Q1 2016 principally reflecting a reduced charge on the Shipping portfolio. Commercial Banking reported a charge of £89 million compared with a charge of £14 million in Q1 2016 with the increase primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.

●	REIL of £11.8 billion were 3.5% of gross customer loans compared with 3.6% in Q1 2016.

Q2 2016 compared with Q2 2015
●
A net impairment loss of £186 million in Q2 2016 compared with a release of £192 million in Q2 2015. Capital Resolution reported a charge of £67 million compared with a release of £174 million in Q2 2015. Commercial Banking reported a charge of £89 million compared with a charge of £27 million in Q2 2015, with the uplift primarily reflecting a single name charge on the Oil & Gas portfolio.

RBS – Interim Results 2016

Analysis of results

Selected credit risk portfolios
	30 June 2016		31 December 2015*
	Current	Potential	Current	Potential
	exposure	exposure	exposure	exposure
Natural Resources (1)	£m	£m	£m	£m

Oil & Gas	3,298	6,356	3,544	6,798
Mining & Metals	816	1,941	729	1,823
Electricity	3,374	8,583	2,851	7,683
Water & Waste	5,347	8,665	4,657	8,261

	12,835	25,545	11,781	24,565

Commodity Traders (2)	564	1,080	900	1,320
Of which: Natural Resources	427	759	521	752

Shipping	6,765	7,246	6,776	7,301

	30 June 2016		31 December 2015*
	Current	Potential	Current	Potential
	exposure	exposure	exposure	exposure
Emerging markets (1)	£m	£m	£m	£m

India	1,330	1,393	1,634	1,733
China	661	860	960	1,150

*Restated - refer to page 17 in Appendix 1 for further details.

Notes:
(1)	Refer to Appendix 1 for further details and definitions.
(2)	Represent customers in a number of industry sectors, predominantly Natural Resources above.

Key points

●
Oil & Gas: Potential exposure decreased by 6.5% due to active credit management and the continued run-off of the North American and Asia-Pacific portfolios. The portfolio in Commercial Banking saw an impairment charge of £97 million in Q2 2016 primarily from a single name.

●
Mining & Metals: Potential exposure was relatively unchanged with the increase mainly driven by foreign exchange movements (64% of the portfolio is denominated in US dollars). Excluding the impact of foreign exchange movements, exposure decreased by 2.5%.

●
Shipping: Most of the portfolio related to exposure secured by ocean-going vessels managed by Capital Resolution. Excluding foreign exchange impacts, exposure fell by 10%. Impairment provisions were £445 million at 30 June 2016 up from £181 million at 31 December 2015.

●	Exposure to most emerging markets decreased in H1 2016 as RBS continued to implement its strategy to withdraw from non-strategic countries.

RBS – Interim Results 2016

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)		PRA transitional basis
	30 June	31 December	30 June	31 December
	2016	2015	2016	2015
Risk asset ratios	%	%	%	%

CET1	14.5	15.5	14.5	15.5
Tier 1	15.4	16.3	17.7	19.1
Total	19.0	19.6	23.0	24.7

Capital	£m	£m	£m	£m

Tangible equity	40,541	40,943	40,541	40,943

Expected loss less impairment provisions	(831)	(1,035)	(831)	(1,035)
Prudential valuation adjustment	(603)	(381)	(603)	(381)
Deferred tax assets	(1,040)	(1,110)	(1,040)	(1,110)
Own credit adjustments	(587)	(104)	(587)	(104)
Pension fund assets	(209)	(161)	(209)	(161)
Cash flow hedging reserve	(1,603)	(458)	(1,603)	(458)
Other deductions	(14)	(86)	(14)	(64)

Total deductions	(4,887)	(3,335)	(4,887)	(3,313)

CET1 capital	35,654	37,608	35,654	37,630
AT1 capital	1,997	1,997	7,756	8,716

Tier 1 capital	37,651	39,605	43,410	46,346
Tier 2 capital	9,028	8,002	13,043	13,619

Total regulatory capital	46,679	47,607	56,453	59,965

Risk-weighted assets

Credit risk
- non-counterparty	172,500	166,400
- counterparty	26,100	23,400
Market risk	20,900	21,200
Operational risk	25,700	31,600

Total RWAs	245,200	242,600

Leverage (2)

Derivatives	326,000	262,500
Loans and advances	348,500	327,000
Reverse repos	45,800	39,900
Other assets	181,300	186,000

Total assets	901,600	815,400
Derivatives
- netting and variation margin	(328,400)	(258,600)
- potential future exposures	75,500	75,600
Securities financing transactions gross up	3,200	5,100
Undrawn commitments	63,200	63,500
Regulatory deductions and other adjustments	5,600	1,500

Leverage exposure	720,700	702,500

Tier 1 capital	37,651	39,605

Leverage ratio %	5.2	5.6

Average leverage exposure (3)	717,167

Average Tier 1 capital (3)	38,561

Average leverage ratio % (3)	5.4

Notes:
(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with the effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for both bases with the exception of unrealised gains on AFS securities which have been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR 1 Tier capital and leverage exposure under the CRR Delegated Act.
(3)	Based on averages of last three quarter end positions.

RBS – Interim Results 2016

Analysis of results

Key points
●
The CET1 ratio decreased by 100 basis points in H1 2016 to 14.5% primarily reflecting management actions to normalise the ownership structure and improve the long-term resilience of RBS. These actions included the final Dividend Access Share payment of £1.2 billion and the accelerated payment of £4.2 billion relating to the outstanding deficit on the pension Main Scheme. Additional litigation and conduct charges contributed to a £2.0 billion reduction in CET1 capital.

●
RWAs increased by £2.6 billion to £245.2 billion during H1 2016 reflecting lending growth in UK PBB and Commercial Banking and the adverse impact of exchange rate movements of £7.5 billion mainly due to weakening of sterling following the EU Referendum. These are partially offset by the reductions in RWAs due to disposals and run-off in Capital Resolution and the removal of the element of operational risk RWAs relating to Citizens, following regulatory approval.

●
There was a 10 basis points decrease in the CET1 ratio in Q2 2016 driven by a £0.7 billion decrease in CET 1 capital in Q2 2016, offset by £4.3 billion reduction in RWAs. The reduction in RWAs related to disposals and run-off in Capital Resolution, and removal of that element of operational risk RWAs relating to Citizens, following regulatory approval (£3.9 billion); these were partly offset by the weakening of sterling mainly due to the EU Referendum (£4.4 billion).

●	Leverage ratio decreased by 40 basis points in H1 2016 to 5.2% driven by growth in mortgages and commercial lending as well as the reduction in Tier 1 capital.

RBS – Interim Results 2016

Segment performance

	Half year ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,109	198	1,067	226	151	43	168	324	47	4,333
Other non-interest income	506	92	632	105	34	638	(473)	87	(405)	1,216
Total income - adjusted (2)	2,615	290	1,699	331	185	681	(305)	411	(358)	5,549
Own credit adjustments	-	3	-	-	-	137	184	-	126	450
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposals	-	-	-	-	-	-	(51)	-	246	195
Total income	2,615	293	1,699	331	185	818	(172)	411	(116)	6,064
Direct expenses - staff costs	(361)	(97)	(265)	(77)	(22)	(131)	(62)	(125)	(1,189)	(2,329)
- other costs	(162)	(13)	(111)	(23)	(8)	(21)	(64)	(33)	(1,220)	(1,655)
Indirect expenses	(987)	(85)	(557)	(156)	(38)	(488)	(289)	(39)	2,639	-
Operating expenses - adjusted (3)	(1,510)	(195)	(933)	(256)	(68)	(640)	(415)	(197)	230	(3,984)
Restructuring costs - direct	(51)	(24)	(1)	(1)	(1)	(10)	(12)	(45)	(485)	(630)
- indirect	(60)	(1)	(40)	(19)	(2)	(23)	(25)	-	170	-
Litigation and conduct costs	(421)	(92)	(10)	(2)	-	(56)	(26)	-	(708)	(1,315)

Operating expenses	(2,042)	(312)	(984)	(278)	(71)	(729)	(478)	(242)	(793)	(5,929)

Operating profit/(loss) before impairment losses	573	(19)	715	53	114	89	(650)	169	(909)	135
Impairment (losses)/releases	(40)	27	(103)	(2)	(11)	--	(263)	(17)	--	(409)

Operating profit/(loss)	533	8	612	51	103	89	(913)	152	(909)	(274)

Operating profit/(loss) - adjusted (2,3)	1,065	122	663	73	106	41	(983)	197	(128)	1,156
Additional information
Return on equity (4)	11.9%	0.6%	8.1%	5.1%	15.4%	0.8%	nm	nm	nm	(10.3%)
Return on equity - adjusted (2,3,4)	25.5%	9.3%	8.9%	7.6%	15.9%	(0.5%)	nm	nm	nm	(3.2%)
Cost:income ratio	78%	106%	58%	84%	38%	89%	nm	59%	nm	98%
Cost:income ratio - adjusted (2,3)	58%	67%	55%	77%	37%	94%	nm	48%	nm	72%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	--	2.4	0.4	--	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	--	--	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2

For the notes to this table refer to page 30. nm = not meaningful

RBS – Interim Results 2016

Segment performance

	Quarter ended 30 June 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,090	93	531	113	76	24	82	162	6	2,177
Other non-interest income	250	42	315	53	19	380	(438)	44	(107)	558
Total income - adjusted (2)	1,340	135	846	166	95	404	(356)	206	(101)	2,735

Own credit adjustments	-	-	-	-	-	73	76	-	45	194
Loss on redemption of own debt	-	-	-	-	-	-	-	-	(130)	(130)
Strategic disposals	-	-	-	-	-	-	(45)	-	246	201
Total income	1,340	135	846	166	95	477	(325)	206	60	3,000
Direct expenses - staff costs	(180)	(46)	(134)	(37)	(12)	(64)	(17)	(63)	(574)	(1,127)
- other costs	(99)	(2)	(62)	(9)	(3)	(7)	(31)	(18)	(475)	(706)
Indirect expenses	(503)	(43)	(301)	(73)	(18)	(238)	(135)	(18)	1,329	-
Operating expenses - adjusted (3)	(782)	(91)	(497)	(119)	(33)	(309)	(183)	(99)	280	(1,833)

Restructuring costs - direct	(38)	(18)	-	-	(1)	(10)	(5)	(25)	(295)	(392)
- indirect	(51)	(1)	(41)	(4)	(1)	(11)	(16)	-	125	-
Litigation and conduct costs	(421)	(92)	(8)	(2)	-	(38)	(16)	-	(707)	(1,284)

Operating expenses	(1,292)	(202)	(546)	(125)	(35)	(368)	(220)	(124)	(597)	(3,509)

Operating profit/(loss) before impairment losses	48	(67)	300	41	60	109	(545)	82	(537)	(509)
Impairment (losses)/releases	(24)	14	(89)	-	(9)	-	(67)	(11)	-	(186)

Operating profit/(loss)	24	(53)	211	41	51	109	(612)	71	(537)	(695)

Operating profit/(loss) - adjusted (2,3)	534	58	260	47	53	95	(606)	96	179	716
Additional information
Return on equity (4)	(0.4%)	(8.2%)	4.9%	8.6%	15.0%	4.3%	nm	nm	nm	(11.0%)
Return on equity - adjusted (2,3,4)	24.2%	9.0%	6.6%	9.9%	15.7%	3.5%	nm	nm	nm	3.2%
Cost:income ratio	96%	150%	65%	75%	37%	77%	nm	60%	nm	117%
Cost:income ratio - adjusted (2,3)	58%	67%	59%	72%	35%	76%	nm	48%	nm	67%
Total assets (£bn)	151.2	24.3	146.3	17.8	24.6	284.0	208.0	24.9	20.5	901.6
Funded assets (£bn)	151.2	24.1	146.3	17.7	24.6	125.6	44.7	24.9	16.5	575.6
Net loans and advances to customers (£bn)	126.0	18.9	99.2	11.8	8.5	21.6	19.9	20.3	0.4	326.6
Risk elements in lending (£bn)	2.3	4.3	2.2	0.1	0.1	-	2.4	0.4	-	11.8
Impairment provisions (£bn)	(1.5)	(2.5)	(1.0)	-	-	-	(1.1)	(0.3)	(0.1)	(6.5)
Customer deposits (£bn)	140.4	14.7	96.7	25.4	24.1	8.3	18.8	23.9	3.5	355.8
Risk-weighted assets (RWAs) (£bn)	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2
RWA equivalent (£bn)	41.3	20.8	81.5	8.1	9.6	37.2	43.2	10.4	3.3	255.4
Employee numbers (FTEs - thousands)	20.0	3.2	5.9	1.8	0.7	1.3	0.9	5.2	50.2	89.2

For the notes to this table refer to page 30. nm = not meaningful

RBS – Interim Results 2016

Segment performance

	Half year 30 June 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	2,067	190	981	219	152	30	281	326	172	4,418
Other non-interest income	566	80	676	107	33	797	303	88	35	2,685
Total income - adjusted (2)	2,633	270	1,657	326	185	827	584	414	207	7,103

Own credit adjustments	-	-	-	-	-	108	142	-	38	288
Strategic disposal	-	-	-	-	-	-	(14)	-	(121)	(135)
Total income	2,633	270	1,657	326	185	935	712	414	124	7,256
Direct expenses - staff costs	(400)	(80)	(242)	(90)	(21)	(188)	(182)	(97)	(1,243)	(2,543)
- other costs	(122)	(35)	(104)	(17)	(8)	(53)	(107)	(16)	(1,526)	(1,988)
Indirect expenses	(905)	(85)	(462)	(133)	(50)	(504)	(510)	(48)	2,697	-
Operating expenses - adjusted (3)	(1,427)	(200)	(808)	(240)	(79)	(745)	(799)	(161)	(72)	(4,531)

Restructuring costs - direct	(2)	(16)	(11)	(2)	-	(41)	(169)	-	(1,229)	(1,470)
- indirect	(50)	-	(5)	(77)	(3)	(270)	(544)	-	949	-
Litigation and conduct costs	(365)	9	(59)	(2)	-	(367)	(506)	-	(25)	(1,315)

Operating expenses	(1,844)	(207)	(883)	(321)	(82)	(1,423)	(2,018)	(161)	(377)	(7,316)

Operating profit/(loss) before impairment losses	789	63	774	5	103	(488)	(1,306)	253	(253)	(60)
Impairment (losses)/releases	(18)	77	(26)	3	(1)	5	319	10	(48)	321

Operating profit/(loss)	771	140	748	8	102	(483)	(987)	263	(301)	261

Operating profit/(loss) - adjusted (2,3)	1,188	147	823	89	105	87	104	263	87	2,893
Additional information
Return on equity (4)	17.7%	11.3%	12.2%	(0.3%)	18.4%	(11.8%)	nm	nm	nm	(0.9%)
Return on equity - adjusted (2,3,4)	28.1%	11.9%	13.6%	8.5%	19.0%	0.6%	nm	nm	nm	10.4%
Cost:income ratio	70%	77%	53%	98%	44%	152%	nm	39%	nm	101%
Cost:income ratio - adjusted (2,3)	54%	74%	49%	74%	43%	90%	nm	39%	nm	64%
Total assets (£bn)	139.5	21.6	132.1	18.0	23.7	256.6	247.5	23.9	102.1	965.0
Funded assets (£bn)	139.5	21.5	132.1	17.9	23.7	145.4	79.2	23.9	99.5	682.7
Net loans and advances to customers (£bn)	112.9	16.4	88.4	10.9	6.6	22.1	36.7	19.5	66.0	379.5
Risk elements in lending (£bn)	3.1	3.8	2.2	0.2	0.1	-	7.6	0.5	1.2	18.7
Impairment provisions (£bn)	(2.2)	(2.0)	(0.8)	-	(0.1)	-	(5.2)	(0.3)	(0.7)	(11.3)
Customer deposits (£bn)	133.2	13.1	89.5	23.2	21.1	8.6	28.0	23.4	72.4	412.5
Risk-weighted assets (RWAs) (£bn)	34.6	19.2	64.0	8.2	7.7	41.8	68.6	10.3	72.0	326.4
RWA equivalent (£bn)	37.4	18.6	70.1	8.2	7.7	42.5	72.8	10.6	72.3	340.2
Employee numbers (FTEs - thousands)	22.8	2.4	5.7	2.0	0.6	1.5	2.0	4.6	50.0	91.6

For the notes to this table refer to page 30. nm = not meaningful

RBS – Interim Results 2016

Segment performance

	Quarter ended 31 March 2016
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,019	105	536	113	75	19	86	162	41	2,156
Other non-interest income	256	50	317	52	15	258	(35)	43	(298)	658
Total income - adjusted (2)	1,275	155	853	165	90	277	51	205	(257)	2,814

Own credit adjustments	-	3	-	-	-	64	108	-	81	256
Strategic disposals	-	-	-	-	-	-	(6)	-	-	(6)
Total income	1,275	158	853	165	90	341	153	205	(176)	3,064
Direct expenses - staff costs	(181)	(51)	(131)	(40)	(10)	(67)	(45)	(62)	(615)	(1,202)
- other costs	(63)	(11)	(49)	(14)	(5)	(14)	(33)	(15)	(745)	(949)
Indirect expenses	(484)	(42)	(256)	(83)	(20)	(250)	(154)	(21)	1,310	-
Operating expenses - adjusted (3)	(728)	(104)	(436)	(137)	(35)	(331)	(232)	(98)	(50)	(2,151)

Restructuring costs - direct	(13)	(6)	(1)	(1)	-	-	(7)	(20)	(190)	(238)
- indirect	(9)	-	1	(15)	(1)	(12)	(9)	-	45	-
Litigation and conduct costs	-	-	(2)	-	-	(18)	(10)	-	(1)	(31)

Operating expenses	(750)	(110)	(438)	(153)	(36)	(361)	(258)	(118)	(196)	(2,420)

Operating profit/(loss) before impairment losses	525	48	415	12	54	(20)	(105)	87	(372)	644
Impairment (losses)/releases	(16)	13	(14)	(2)	(2)	-	(196)	(6)	-	(223)

Operating profit/(loss)	509	61	401	10	52	(20)	(301)	81	(372)	421

Operating profit/(loss) - adjusted (2,3)	531	64	403	26	53	(54)	(377)	101	(307)	440
Additional information
Return on equity (4)	26.1%	8.8%	11.1%	1.5%	16.0%	(2.6%)	nm	nm	nm	(9.6%)
Return on equity - adjusted (2,3,4)	27.3%	9.2%	11.2%	5.1%	16.3%	(4.4%)	nm	nm	nm	(9.4%)
Cost:income ratio	59%	70%	51%	93%	40%	106%	nm	58%	nm	79%
Cost:income ratio - adjusted (2,3)	57%	67%	51%	83%	39%	119%	nm	48%	nm	76%
Total assets (£bn)	146.3	22.7	139.4	17.4	23.7	255.9	218.8	24.2	34.5	882.9
Funded assets (£bn)	146.3	22.6	139.4	17.3	23.7	116.0	50.2	24.2	31.0	570.7
Net loans and advances to customers (£bn)	121.8	17.9	96.4	11.6	8.0	18.6	22.4	20.1	1.8	318.6
Risk elements in lending (£bn)	2.4	4.5	2.2	0.1	0.1	-	2.2	0.4	-	11.9
Impairment provisions (£bn)	(1.6)	(2.7)	(1.1)	-	-	-	(1.0)	(0.3)	-	(6.7)
Customer deposits (£bn)	136.9	13.7	97.1	23.2	21.6	6.7	24.9	24.3	6.6	355
Risk-weighted assets (RWAs) (£bn)	34.7	20.4	75.7	8.6	9.1	36.1	47.6	9.7	7.6	249.5
RWA equivalent (£bn)	37.5	21.7	79.7	8.6	9.1	36.7	48.4	10.1	7.8	259.6
Employee numbers (FTEs - thousands)	21.4	3.2	6.0	1.8	0.7	1.3	1.0	5.5	51.5	92.4

For the notes to this table refer to page 30. nm = not meaningful

RBS – Interim Results 2016

Segment performance
	Quarter ended 30 June 2015
	PBB		CPB						Central
		Ulster	Commercial	Private	RBS		Capital	Williams	items &	Total
	UK PBB	Bank RoI	Banking	Banking	International	CIB	Resolution	& Glyn	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,035	95	499	109	76	16	124	163	98	2,215
Other non-interest income	284	37	369	52	16	327	53	47	169	1,354
Total income - adjusted (2)	1,319	132	868	161	92	343	177	210	267	3,569

Own credit adjustments	-	-	-	-	-	62	77	-	29	168
Total income	1,319	132	868	161	92	405	254	210	296	3,737
Direct expenses - staff costs	(200)	(40)	(119)	(44)	(11)	(79)	(90)	(52)	(623)	(1,258)
- other costs	(58)	(17)	(53)	(8)	(4)	(27)	(50)	(10)	(738)	(965)
Indirect expenses	(460)	(42)	(221)	(65)	(26)	(247)	(250)	(23)	1,334	-
Operating expenses - adjusted (3)	(718)	(99)	(393)	(117)	(41)	(353)	(390)	(85)	(27)	(2,223)

Restructuring costs - direct	(2)	(16)	(11)	(2)	-	(41)	(153)	-	(798)	(1,023)
- indirect	(20)	(1)	(6)	(80)	(1)	(179)	(360)	-	647	-
Litigation and conduct costs	(11)	9	(59)	-	-	(33)	(340)	-	(25)	(459)

Operating expenses	(751)	(107)	(469)	(199)	(42)	(606)	(1,243)	(85)	(203)	(3,705)

Operating profit/(loss) before impairment losses	568	25	399	(38)	50	(201)	(989)	125	93	32
Impairment releases/(losses)	2	52	(27)	2	1	(3)	174	(11)	2	192

Operating profit/(loss)	570	77	372	(36)	51	(204)	(815)	114	95	224

Operating profit/(loss) - adjusted (2,3)	603	85	448	46	52	(13)	(39)	114	242	1,538
Additional information
Return on equity (4)	27.2%	12.6%	12.1%	(9.9%)	18.1%	(10.2%)	nm	nm	nm	2.7%
Return on equity - adjusted (2,3,4)	28.9%	13.9%	14.9%	9.3%	18.4%	(1.9%)	nm	nm	nm	13.5%
Cost:income ratio	57%	81%	54%	124%	46%	150%	nm	40%	nm	99%
Cost:income ratio - adjusted (2,3)	54%	75%	45%	73%	45%	103%	nm	40%	nm	62%
Total assets (£bn)	139.5	21.6	132.1	18.0	23.7	256.6	247.5	23.9	102.1	965.0
Funded assets (£bn)	139.5	21.5	132.1	17.9	23.7	145.4	79.2	23.9	99.5	682.7
Net loans and advances to customers (£bn)	112.9	16.4	88.4	10.9	6.6	22.1	36.7	19.5	66.0	379.5
Risk elements in lending (£bn)	3.1	3.8	2.2	0.2	0.1	-	7.6	0.5	1.2	18.7
Impairment provisions (£bn)	(2.2)	(2.0)	(0.8)	-	(0.1)	-	(5.2)	(0.3)	(0.7)	(11.3)
Customer deposits (£bn)	133.2	13.1	89.5	23.2	21.1	8.6	28.0	23.4	72.4	412.5
Risk-weighted assets (RWAs) (£bn)	34.6	19.2	64.0	8.2	7.7	41.8	68.6	10.3	72.0	326.4
RWA equivalent (£bn)	37.4	18.6	70.1	8.2	7.7	42.5	72.8	10.6	72.3	340.2
Employee numbers (FTEs - thousands)	22.8	2.4	5.7	2.0	0.6	1.5	2.0	4.6	50.0	91.6
nm = not meaningful

Notes:
(1)
Central items include unallocated transactions which principally comprise volatile items under IFRS and balances in relation to Citizens for HY 2015 and international private banking for HY 2015 and Q1 2016.

(2)	Excluding own credit adjustments, losses on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)
RBS’s CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 11% (Commercial Banking and Ulster Bank RoI), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets after capital deductions (RWAes). Franchise adjusted (2,3) return on equity was 11.0% (Return on equity for Personal & Business Banking (PBB), Commercial & Private Banking (CPB) and CIB combined).

RBS – Interim Results 2016

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,109	2,067	1,090	1,019	1,035

Net fees and commissions	498	544	243	255	277
Other non-interest income	8	22	7	1	7

Non-interest income	506	566	250	256	284

Total income	2,615	2,633	1,340	1,275	1,319

Direct expenses
- staff costs	(361)	(400)	(180)	(181)	(200)
- other costs	(162)	(122)	(99)	(63)	(58)
Indirect expenses	(987)	(905)	(503)	(484)	(460)
Restructuring costs
- direct	(51)	(2)	(38)	(13)	(2)
- indirect	(60)	(50)	(51)	(9)	(20)
Litigation and conduct costs	(421)	(365)	(421)	-	(11)

Operating expenses	(2,042)	(1,844)	(1,292)	(750)	(751)

Operating profit before impairment losses	573	789	48	525	568
Impairment (losses)/releases	(40)	(18)	(24)	(16)	2

Operating profit	533	771	24	509	570

Operating expenses - adjusted (1)	(1,510)	(1,427)	(782)	(728)	(718)
Operating profit - adjusted (1)	1,065	1,188	534	531	603

Analysis of income by product
Personal advances	414	385	210	204	186
Personal deposits	361	380	195	166	199
Mortgages	1,137	1,145	573	564	574
Cards	316	322	174	142	154
Business banking	356	364	181	175	184
Other	31	37	7	24	22

Total income	2,615	2,633	1,340	1,275	1,319

Analysis of impairments by sector
Personal advances	20	44	14	6	13
Mortgages	18	8	14	4	3
Business banking	1	(58)	1	-	(18)
Cards	1	8	(5)	6	3
Other	-	16	-	-	(3)

Total impairment losses/(releases)	40	18	24	16	(2)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	0.7%	1.4%	0.9%	0.4%	0.8%
Business banking	-	(2.1%)	0.1%	-	(1.3%)
Cards	0.1%	0.4%	(0.5%)	0.6%	0.3%
Other	-	2.1%	-	-	(0.8%)

Total	0.1%	-	0.1%	0.1%	-

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

RBS – Interim Results 2016

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	11.9%	17.7%	(0.4%)	26.1%	27.2%
Return on equity - adjusted (1,2)	25.5%	28.1%	24.2%	27.3%	28.9%
Net interest margin	3.07%	3.24%	3.12%	3.02%	3.22%
Cost:income ratio	78%	70%	96%	59%	57%
Cost:income ratio - adjusted (2)	58%	54%	58%	57%	54%

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	6.0	6.0	-	6.0	-
- mortgages	111.4	108.0	3%	104.8	6%
- business	6.2	5.5	13%	5.3	17%
- cards	3.9	3.9	-	4.1	(5%)
- other	-	-	-	1.4	(100%)

Total loans and advances to customers (gross)	127.5	123.4	3%	121.6	5%
Loan impairment provisions	(1.5)	(1.6)	(6%)	(1.8)	(17%)

Net loans and advances to customers	126.0	121.8	3%	119.8	5%

Total assets	151.2	146.3	3%	143.9	5%
Funded assets	151.2	146.3	3%	143.9	5%
Risk elements in lending	2.3	2.4	(4%)	2.7	(15%)
Provision coverage (3)	66%	65%	100bp	69%	(300bp)

Customer deposits
- personal current accounts	39.3	38.8	1%	37.2	6%
- personal savings	80.2	78.7	2%	78.9	2%
- business/commercial	20.8	19.4	7%	19.6	6%
- other	0.1	-	-	2.1	(95%)

Total customer deposits	140.4	136.9	3%	137.8	2%

Assets under management (excluding deposits)	4.1	4.2	(2%)	4.3	(5%)
Loan:deposit ratio (excluding repos)	90%	89%	100bp	87%	300bp

Risk-weighted assets
- credit risk (non-counterparty)	29.1	26.9	8%	25.4	15%
- operational risk	7.9	7.8	1%	7.9	-

Total risk-weighted assets	37.0	34.7	7%	33.3	11%

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

UK Personal & Business Banking

Serving our Customers
The strategic goal of UK PBB is to become the number one personal and business bank for customer service, trust and advocacy in the UK. During H1 2016, we have continued to progress a number of initiatives to improve customer experience and have continued to invest in technology to make it easier for our customers. This has helped us deliver strong growth in key areas whilst at the same time making our business simpler and more efficient.

●
The Reward proposition continues to show strong momentum and now has 815,000 customer accounts, compared with 202,000 at 31 December 2015 and 539,000 at 31 March 2016. We continue to see positive evidence of increased levels of engagement and continue to embed the product across our population of main bank customers.

●
During H1 2016, we announced plans to reorganise our investment advice and protection businesses, including the launch of an online investment platform, and to enhance and streamline our distribution network.

●
During H1 2016 we significantly enhanced our mortgage capacity, with mortgage advisors increasing by 15% to 1,001, whilst at the same time delivering a 12% reduction in headcount through restructuring savings and tight recruitment control.

●	NatWest customers can now apply for personal loans, credit cards and overdrafts via the mobile app, facilitating approximately 69,000 applications, representing 10% of total applications.

Financial Performance
H1 2016 compared with H1 2015
●
Operating profit was £533 million, compared with £771 million in H1 2015, and included a £421 million litigation and conduct charge, principally in respect of an additional PPI provision following publication of the FCA consultation paper on 2 August 2016. Adjusted operating profit of £1,065 million was down £123 million, or 10%, principally reflecting higher FSCS levy charges, increased technology investment in the business and lower non-interest income, reflecting reduced credit card interchange fees.

●
Total income of £2,615 million reduced by 1% on H1 2015, however excluding the impact of business transfers(1) income was stable. Net interest income increased by 2% principally reflecting strong volume growth and savings re-pricing benefits, partially offset by asset margin pressure. Net interest margin declined 17 basis points to 3.07% reflecting the impact of the overall portfolio mix being increasingly weighted towards secured lending and mortgage customers switching from standard variable rate (SVR) to lower rate products. SVR balances represented 12% of the mortgage book at 30 June 2016 compared with 18% a year earlier.

●
Non-interest income reduced by £60 million, or 11%, principally reflecting reduced credit card interchange fees, following regulatory changes introduced in 2015, and cash back payments following the launch of the Reward account.

●
Adjusted expenses grew £83 million, or 6%, to £1,510 million primarily due to higher FSCS levy charges, an H1 2016 charge of £42 million compared with £8 million in H1 2015, increased technology investment in the business and a £21 million intangible asset write-down. Direct staff costs were £39 million, or 10%, lower driven by reduced headcount reflecting an increased proportion of digital transactions and the restructuring of our distribution business.

RBS – Interim Results 2016

UK Personal & Business Banking

●
The net impairment charge of £40 million reflects continued benign credit conditions and compared with an £18 million charge in H1 2015, with the increase principally reflecting reduced portfolio provision releases partly offset by lower levels of default across all portfolios.

●
Net loans and advances of £126.0 billion grew by £13.1 billion, or 12%, compared with H1 2015 principally driven by mortgage growth. We continue to see positive momentum across business and personal unsecured lending.

●
Mortgage activity continued to strengthen with gross balances increasing by 14% to £111.4 billion compared with 2% growth for the overall mortgage market for the same period. Gross new lending in H1 2016 was £14.7 billion representing a market share of approximately 12% compared with a stock share of approximately 8.6% at 30 June 2016.

●
Gross new business lending to small and medium-sized enterprises of £852 million was up 50% versus H1 2015. Personal loan gross new lending of £1.2 billion was up 18% versus H1 2015 supported by the increased mobile app functionality.

●	Deposit balances increased by £7.2 billion, or 5%, to £140.4 billion driven by strong growth in current account balances.
●	RWAs increased by £2.4 billion, or 7%, to £37.0 billion primarily due to lending growth and a recalibration of mortgage risk parameter models, partly offset by overall improved credit quality.

Q2 2016 compared with Q1 2016
●
Operating profit decreased by £485 million to £24 million. Adjusted operating profit of £534 million was broadly stable on Q1 2016 with increased income largely offset by a £54 million uplift in adjusted operating expenses, reflecting a £42 million FSCS levy charge and a £21 million intangible asset write-down.

●
Net interest income increased £71 million driven by savings deposit re-pricing, strong volume growth and a release of previously suspended credit card interest, £32 million. Net interest margin improved 10 basis points primarily driven by the suspended interest release, 9 basis points. Underlying net interest margin, excluding the release, was broadly stable with deposit repricing benefits offsetting asset mix dilution impacts from strong mortgage growth.

●
Adjusted expenses increased £54 million, or 7%, primarily due to an annual FSCS levy charge of £42 million and a £21 million intangible asset write down. Direct staff costs were flat with the annual wage award offset by headcount reductions of 6%, largely at the end of the quarter.

●	Net loans and advances grew by £3.7 billion, excluding transfers(1), to £126.0 billion, with mortgage balances up £3.4 billion.

Q2 2016 compared with Q2 2015
●
Operating profit reduced by £546 million to £24 million. Adjusted operating profit reduced by £69 million to £534 million primarily due to an increased FSCS charge (£42 million in Q2 2016 compared with £8 million in Q2 2015), a £21 million intangible asset write-down and increased technology investment.

●
Total income increased by £21 million, or 2%, to £1,340 million. Net interest income increased by £55 million, or 5%, to £1,090 million reflecting mortgage volume growth and the suspended interest release, partially offset by the net interest margin decline. Non-interest income reduced by £34 million, or 12%, mainly due to reduced interchange fees and net cashback payments following the launch of the Reward account.

Note:
(1)
The business transfers included Q1 2016 transfer out (net loans and advances of £1.1 billion, customer deposits of £2.0 billion and total income of £13 million) and Q2 2016 transfer in (net loans and advances of £0.5 billion and customer deposits of £0.6 billion).

RBS – Interim Results 2016

Ulster Bank RoI (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	198	190	93	105	95

Net fees and commissions	42	42	21	21	20
Other non-interest income	50	38	21	29	17
Own credit adjustments	3	-	-	3	-

Non-interest income	95	80	42	53	37

Total income	293	270	135	158	132

Direct expenses
- staff costs	(97)	(80)	(46)	(51)	(40)
- other costs	(13)	(35)	(2)	(11)	(17)
Indirect expenses	(85)	(85)	(43)	(42)	(42)
Restructuring costs
- direct	(24)	(16)	(18)	(6)	(16)
- indirect	(1)	-	(1)	-	(1)
Litigation and conduct costs	(92)	9	(92)	-	9

Operating expenses	(312)	(207)	(202)	(110)	(107)

(Loss)/profit before impairment losses	(19)	63	(67)	48	25
Impairment releases	27	77	14	13	52

Operating profit/(loss)	8	140	(53)	61	77

Total income - adjusted (1)	290	270	135	155	132
Operating expenses - adjusted (2)	(195)	(200)	(91)	(104)	(99)
Operating profit - adjusted (1,2)	122	147	58	64	85

Average exchange rate - €/£	1.284	1.365	1.270	1.299	1.385

Analysis of income by business
Corporate	99	71	43	56	34
Retail	195	155	95	100	78
Other	(1)	44	(3)	2	20

Total income	293	270	135	158	132

Analysis of impairments by sector
Mortgages	(1)	(58)	(2)	1	(39)
Commercial real estate
- investment	(5)	3	-	(5)	3
- development	(7)	3	(5)	(2)	3
Other lending	(14)	(25)	(7)	(7)	(19)

Total impairment releases	(27)	(77)	(14)	(13)	(52)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	(0.8%)	(0.1%)	-	(1.1%)
Commercial real estate
- investment	(1.0%)	0.7%	-	(2.0%)	1.3%
- development	(3.5%)	2.0%	(5.0%)	(1.3%)	4.0%
Other lending	(0.6%)	(1.4%)	(0.6%)	(0.7%)	(2.2%)

Total	(0.3%)	(0.8%)	(0.3%)	(0.3%)	(1.1%)

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.

RBS – Interim Results 2016

Ulster Bank RoI (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	0.6%	11.3%	(8.2%)	8.8%	12.6%
Return on equity - adjusted (1,2)	9.3%	11.9%	9.0%	9.2%	13.9%
Net interest margin	1.64%	1.66%	1.54%	1.75%	1.65%
Cost:income ratio	106%	77%	150%	70%	81%
Cost:income ratio - adjusted (2)	67%	74%	67%	67%	75%

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	15.6	14.8	5%	13.8	13%
Commercial real estate
- investment	1.0	1.0	-	0.7	43%
- development	0.4	0.6	(33%)	0.2	100%
Other lending	4.4	4.2	5%	3.9	13%

Total loans and advances to customers (gross)	21.4	20.6	4%	18.6	15%
Loan impairment provisions
Mortgages	(1.2)	(1.1)	9%	(1.1)	9%
Commercial real estate
- investment	(0.3)	(0.4)	(25%)	(0.1)	200%
- development	(0.2)	(0.4)	(50%)	(0.1)	100%
Other lending	(0.8)	(0.8)	-	(0.6)	33%

Total loan impairment provisions	(2.5)	(2.7)	(7%)	(1.9)	32%

Net loans and advances to customers	18.9	17.9	6%	16.7	13%

Total assets	24.3	22.7	7%	21.3	14%
Funded assets	24.1	22.6	7%	21.2	14%
Risk elements in lending
Mortgages	2.9	2.7	7%	2.6	12%
Commercial real estate
- investment	0.3	0.4	(25%)	0.2	50%
- development	0.3	0.5	(40%)	0.1	200%
Other lending	0.8	0.9	(11%)	0.6	33%

Total risk elements in lending	4.3	4.5	(4%)	3.5	23%
Provision coverage (3)	57%	60%	(300bp)	55%	200bp

Customer deposits	14.7	13.7	7%	13.1	12%
Loan:deposit ratio (excluding repos)	129%	131%	(200bp)	127%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	19.7	19.2	3%	18.1	9%
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.1	1.1	-	1.2	(8%)

Total risk-weighted assets	20.9	20.4	2%	19.4	8%

Spot exchange rate - €/£	1.194	1.263		1.362

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 15% tax rate.

(2)	Excluding restructuring costs, litigation and conduct costs and own credit adjustments.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

Ulster Bank RoI (€ Euro)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	€m	€m	€m	€m	€m

Income statement
Net interest income	254	259	118	136	131

Net fees and commissions	54	58	27	27	29
Other non-interest income	65	51	27	38	23
Own credit adjustments	4	-	-	4	-

Non-interest income	123	109	54	69	52

Total income	377	368	172	205	183

Direct expenses
- staff costs	(124)	(109)	(58)	(66)	(55)
- other costs	(18)	(49)	(3)	(15)	(24)
Indirect expenses	(110)	(116)	(55)	(55)	(59)
Restructuring costs
- direct	(31)	(22)	(23)	(8)	(22)
- indirect	(1)	-	(1)	-	(1)
Litigation and conduct costs	(118)	13	(118)	-	13

Operating expenses	(402)	(283)	(258)	(144)	(148)

(Loss)/profit before impairment losses	(25)	85	(86)	61	35
Impairment releases	34	105	17	17	72

Operating profit/(loss)	9	190	(69)	78	107

Total income - adjusted (1)	373	368	172	201	183
Operating expenses - adjusted (2)	(252)	(274)	(116)	(136)	(138)
Operating profit - adjusted (1,2)	155	199	73	82	117

Analysis of income by business
Corporate	128	97	55	73	47
Retail	251	212	121	130	109
Other	(2)	59	(4)	2	27

Total income	377	368	172	205	183

Analysis of impairments by sector
Mortgages	(1)	(78)	(3)	2	(53)
Commercial real estate
- investment	(6)	5	-	(6)	4
- development	(8)	5	(6)	(2)	5
Other lending	(19)	(37)	(8)	(11)	(28)

Total impairment releases	(34)	(105)	(17)	(17)	(72)

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	-	(0.8%)	(0.1%)	-	(1.1%)
Commercial real estate
- investment	(1.0%)	0.8%	-	(2.0%)	1.2%
- development	(3.2%)	2.5%	(4.8%)	(1.1%)	5.0%
Other lending	(0.7%)	(1.5%)	(0.6%)	(0.8%)	(2.3%)

Total	(0.3%)	(0.8%)	(0.3%)	(0.3%)	(1.1%)

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.

RBS – Interim Results 2016

Ulster Bank RoI (€ Euro)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	0.6%	11.3%	(8.2%)	8.8%	12.6%
Return on equity - adjusted (1,2)	9.3%	11.9%	9.0%	9.2%	13.9%
Net interest margin	1.64%	1.66%	1.54%	1.75%	1.65%
Cost:income ratio	106%	77%	150%	70%	81%
Cost:income ratio - adjusted (2)	67%	74%	67%	67%	75%

	30 June	31 March		31 December
	2016	2016		2015
	€bn	€bn	Change	€bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	18.6	18.6	-	18.8	(1%)
Commercial real estate
- investment	1.2	1.2	-	0.9	33%
- development	0.5	0.7	(29%)	0.3	67%
Other lending	5.3	5.5	(4%)	5.3	-

Total loans and advances to customers (gross)	25.6	26.0	(2%)	25.3	1%
Loan impairment provisions
Mortgages	(1.4)	(1.4)	-	(1.4)	-
Commercial real estate
- investment	(0.3)	(0.4)	(25%)	(0.2)	50%
- development	(0.3)	(0.5)	(40%)	(0.1)	200%
Other lending	(1.0)	(1.1)	(9%)	(0.9)	11%

Total loan impairment provisions	(3.0)	(3.4)	(12%)	(2.6)	15%

Net loans and advances to customers	22.6	22.6	-	22.7	-

Total assets	29.0	28.7	1%	29.0	-
Funded assets	28.8	28.6	1%	28.8	-
Risk elements in lending
Mortgages	3.4	3.5	(3%)	3.5	(3%)
Commercial real estate
- investment	0.4	0.5	(20%)	0.2	100%
- development	0.3	0.6	(50%)	0.1	200%
Other lending	1.1	1.1	-	0.9	22%

Total risk elements in lending	5.2	5.7	(9%)	4.7	11%
Provision coverage (3)	57%	60%	(300bp)	55%	200bp

Customer deposits	17.5	17.3	1%	17.8	(2%)
Loan:deposit ratio (excluding repos)	129%	131%	(200bp)	127%	200bp

Risk-weighted assets
- Credit risk
- non-counterparty	23.5	24.2	(3%)	24.6	(4%)
- counterparty	0.1	0.1	-	0.1	-
- Operational risk	1.3	1.4	(7%)	1.7	(24%)

Total risk-weighted assets	24.9	25.7	(3%)	26.4	(6%)

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 15% tax rate.

(2)	Excluding restructuring costs and litigation, conduct costs and own credit adjustments.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

Ulster Bank RoI

Serving our Customers
Ulster Bank RoI retains a strong capital and funding position as it continues to support the economic recovery across Ireland.
●
H1 2016 new mortgage lending of €0.4 billion was 47% higher year on year, resulting in an increase in new lending market share from 14% in Q4 2015 to 18% in Q1 2016. The strong half year performance in mortgage lending was supported by a successful re-entry into the broker market, competitive mortgage rates and the expansion of the mobile mortgage manager team.

●
Ulster Bank RoI launched a series of business roadshows around the country to provide service and advice to companies planning for 2016 and beyond. A dedicated fund of €1.5 billion is available to lend to businesses in 2016.

●
The ‘Help for what matters’ TV ad campaign has revitalised and repositioned the Ulster Bank brand in striving towards its ambition to become number one for customer service, trust and advocacy by 2020.

●	The evolving demand for digital banking continues with a 20% increase in mobile and internet activity compared with H1 2015.
●
Ulster Bank RoI is making good progress on its cost saving programme supported by process automation and an acceleration in digital adoption. Further enhancements to digital and online capability have been delivered while investments in segments such as the broker mortgage channel and asset finance will support business growth opportunities.

Financial Performance
H1 2016 compared with H1 2015
●
Operating profit decreased by €181 million to €9 million compared with H1 2015 primarily due to an increase in litigation and conduct costs. An increase in income and decrease in adjusted expenses was offset by lower net impairment releases, resulting in a €44 million reduction in adjusted operating profit to €155 million in H1 2016.

●	A non-recurring profit of €37 million relating to asset disposals has been recognised in H1 2016, of which €10 million was reported in income.
●
Income increased by 2% from H1 2015 to €377 million. Excluding the benefit of asset disposals, underlying business income growth, driven by progressive re-pricing of deposits and new business lending, was more than offset by reduced income on free funds which contributed to a 2 basis point reduction in NIM to 1.64%.

●
Adjusted operating expenses of €252 million reduced by €22 million, or 8%, on H1 2015 despite an €8 million increase in regulatory levies, principally reflecting one-off accrual releases of €19 million. A realignment of costs within direct expenses resulted in an increase in staff costs in H1 2016 with an offsetting reduction in other costs. This reflects the re-allocation of 660 staff from UK PBB to align with current management responsibilities following the separation of the Northern Ireland and Republic of Ireland businesses.

●
Litigation and conduct costs of €118 million principally reflect a provision made in relation to an industry wide examination of tracker mortgages. Restructuring costs increased by €10 million, or 45%, primarily driven by asset disposals.

●	A net impairment release of €34 million was largely driven by asset disposals which benefitted from improved market conditions.
●
New lending continued to grow, underpinned by the improvement in Irish economic conditions. Gross new mortgage lending increased 47% to €0.4 billion compared with H1 2015. Net loans and advances to customers (1) remained steady during H1 2016 as new lending was balanced against repayment levels. The low yielding tracker mortgage portfolio declined by a further €0.4 billion, or 3%, to €11.5 billion in H1 2016.

RBS – Interim Results 2016

Ulster Bank RoI

●
RWAs reduced by €1.5 billion during H1 2016 to €24.9 billion as underlying credit metrics continue to benefit from the improving economic environment. RWAs on the tracker mortgage portfolio reduced by €1.1 billion, or 10%, during H1 2016 to €9.6 billion.

Q2 2016 compared with Q1 2016
●
Adjusted operating profit of €73 million was €9 million lower than Q1 2016. Reduced adjusted expenses were more than offset by a reduction in asset disposal income and the non recurrence of income recognised on a cohort of non performing loans in Q1 2016. A €118 million litigation and conduct charge and €16 million increase in restructuring costs contributed to a €147 million reduction in operating profit in Q2 2016.

●
Income reduced by €33 million to €172 million largely due to a €18 million reduction in asset disposal income in Q2 2016 and the non repeat of income recognised on a cohort of non performing loans of €9 million in Q1 2016 which contributed to a 21 basis point decrease in net interest margin to 1.54%.

●	Adjusted expenses decreased by €20 million primarily due to one-off accrual releases of €19 million.
●	Net loans were stable in the quarter supported by growth in new lending offsetting customer deleveraging.

Q2 2016 compared with Q2 2015
●
The operating loss of €69 million largely reflects a €118 million litigation and conduct charge principally in relation to an industry wide examination of tracker mortgages and lower net impairment releases.

Note:
(1)
Gross loans and advances to customers at 30 June 2016 include €0.6 billion (€0.1 billion net of impairment provisions) and at 1 January 2016 €1.8 billion (€0.2 billion net of impairment provisions) of largely non-performing balances transferred from Capital Resolution on 1 January 2016 which contributed to the increase in risk elements in lending in H1 2016. Prior year comparatives have not been restated.

RBS – Interim Results 2016

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	1,067	981	531	536	499

Net fees and commissions	523	480	261	262	250
Other non-interest income	109	196	54	55	119

Non-interest income	632	676	315	317	369

Total income	1,699	1,657	846	853	868

Direct expenses
- staff costs	(265)	(242)	(134)	(131)	(119)
- other costs	(41)	(33)	(27)	(14)	(18)
- operating lease costs	(70)	(71)	(35)	(35)	(35)
Indirect expenses	(557)	(462)	(301)	(256)	(221)
Restructuring costs
- direct	(1)	(11)	-	(1)	(11)
- indirect	(40)	(5)	(41)	1	(6)
Litigation and conduct costs	(10)	(59)	(8)	(2)	(59)

Operating expenses	(984)	(883)	(546)	(438)	(469)

Operating profit before impairment losses	715	774	300	415	399
Impairment losses	(103)	(26)	(89)	(14)	(27)

Operating profit	612	748	211	401	372

Operating expenses - adjusted (1)	(933)	(808)	(497)	(436)	(393)
Operating profit - adjusted (1)	663	823	260	403	448
Analysis of income by business
Commercial lending	900	843	464	436	455
Deposits	249	229	124	125	118
Asset and invoice finance	356	358	179	177	180
Other	194	227	79	115	115

Total income	1,699	1,657	846	853	868

Analysis of impairments by sector
Commercial real estate	2	6	4	(2)	10
Asset and invoice finance	13	3	10	3	2
Private sector services (education, health, etc)	1	3	-	1	-
Banks & financial institutions	1	1	1	-	1
Wholesale and retail trade repairs	(1)	-	(4)	3	2
Hotels and restaurants	(1)	(1)	(1)	-	2
Manufacturing	2	-	1	1	(1)
Construction	5	2	4	1	2
Other	81	12	74	7	9

Total impairment losses	103	26	89	14	27

Loan impairment charge as a % of gross
customer loans and advances by sector
Commercial real estate	-	0.1%	0.1%	-	0.2%
Asset and invoice finance	0.2%	0.0%	0.3%	0.1%	0.1%
Private sector services (education, health, etc)	-	0.1%	-	0.1%	-
Banks & financial institutions	-	0.0%	-	-	0.1%
Wholesale and retail trade repairs	-	-	(0.2%)	0.1%	0.1%
Hotels and restaurants	(0.1%)	(0.1%)	(0.1%)	-	0.3%
Manufacturing	0.1%	-	0.1%	0.1%	(0.1%)
Construction	0.5%	0.2%	0.8%	0.2%	0.4%
Other	0.5%	0.1%	0.9%	0.1%	0.1%

Total	0.2%	0.1%	0.4%	0.1%	0.1%

Note:
(1)	Excluding restructuring costs and litigation and conduct costs.

RBS – Interim Results 2016

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015

Performance ratios
Return on equity (1)	8.1%	12.2%	4.9%	11.1%	12.1%
Return on equity - adjusted (1,2)	8.9%	13.6%	6.6%	11.2%	14.9%
Net interest margin	1.83%	1.90%	1.78%	1.88%	1.91%
Cost:income ratio	58%	53%	65%	51%	54%
Cost:income ratio - adjusted (2)	55%	49%	59%	51%	45%

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Commercial real estate	17.8	17.5	2%	16.7	7%
- Asset and invoice finance	14.8	14.4	3%	14.4	3%
- Private sector services (education, health etc)	6.8	7.0	(3%)	6.7	1%
- Banks & financial institutions	8.2	7.4	11%	7.1	15%
- Wholesale and retail trade repairs	8.2	8.3	(1%)	7.5	9%
- Hotels and restaurants	3.6	3.5	3%	3.3	9%
- Manufacturing	7.0	6.4	9%	5.3	32%
- Construction	2.1	2.2	(5%)	2.1	-
- Other	31.7	30.8	3%	28.9	10%

Total loans and advances to customers (gross)	100.2	97.5	3%	92.0	9%
Loan impairment provisions	(1.0)	(1.1)	(9%)	(0.7)	43%

Net loans and advances to customers	99.2	96.4	3%	91.3	9%

Total assets	146.3	139.4	5%	133.5	10%
Funded assets	146.3	139.4	5%	133.5	10%
Risk elements in lending	2.2	2.2	-	1.9	16%
Provision coverage (3)	46%	48%	(200bp)	39%	700bp

Customer deposits (excluding repos)	96.7	97.1	-	88.9	9%
Loan:deposit ratio (excluding repos)	103%	99%	400bp	103%	-

Risk-weighted assets
- Credit risk (non-counterparty)	71.0	69.2	3%	65.3	9%
- Operational risk	6.5	6.5	-	7.0	(7%)

Total risk-weighted assets	77.5	75.7	2%	72.3	7%

Notes:
(1)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 11% of the monthly average of segmental RWAes, assuming 28% tax rate.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

Commercial Banking

Serving our Customers
Commercial Banking continued to make a significant contribution to overall bank profitability through its support of the UK and Western Europe business community.

●
A continuing focus on end to end business performance aimed at improving customer service, trust and advocacy is showing signs of success with a 6th consecutive quarter of loan growth, exceeding market indicators.

●
Loan growth has been seen across the business in a variety of sectors, however we do expect some re-financing into the debt markets in H2 2016. Commercial real estate continues to be actively managed and remains within risk appetite.

●
We continue to improve our internal processes and enhance our frontline service, through completion of professional qualifications, to ensure customers get decisions and delivery in a timely manner whilst raising customer satisfaction and reducing customer complaints.

●	We are running a series of programmes to proactively support small and medium companies with their development by providing access to specialist advice from a wide spectrum of experts.
●
A further three new business accelerator hubs have been opened in H1 2016, bringing the total to nine. This included the launch of an Entrepreneurial Centre in Edinburgh to bring over 100 entrepreneurs and support organisations together with the goal of achieving their strategic growth targets.

●	Costs continue to be in focus, with on-going review of how we best serve our customers whilst allowing for us to create efficiencies in our cost base.

Financial performance
H1 2016 compared with H1 2015
●
Commercial Banking reported an operating profit of £612 million in H1 2016, £136 million, or 18%, lower than H1 2015. Adjusted operating profit of £663 million was £160 million lower than H1 2015 principally reflecting increased adjusted operating expenses and equity disposal and fair value gains of £75 million in H1 2015.

●
Total income increased by £42 million to £1,699 million. Excluding the impact of business transfers(1), income fell by £48 million reflecting £75 million of equity disposal and fair value gains in H1 2015 partially offset by higher asset and deposit volumes. Net interest margin fell by 7 basis points to 1.83% reflecting an increased allocation of the low yielding liquidity portfolio and asset margin pressure.

●
Adjusted operating expenses of £933 million were £125 million higher than H1 2015. Excluding business transfers(1), adjusted operating expenses increased by £75 million reflecting a £25 million intangible asset write-down and increased investment spend.

●
Net impairment losses increased by £77 million to £103 million primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio. The overall credit quality of the book has improved with REIL as a percentage of gross customer loans reducing by 30 basis points to 2.1% compared with H1 2015.

●
Net loans and advances increased by £7.9 billion in the first six months of 2016. Adjusting for the impact of business transfers(1), net loans and advances to customers increased by £6.9 billion, compared with H1 2015, principally reflecting increased borrowing across mid and large corporate customers.

●	RWAs increased by £5.2 billion during H1 2016 to £77.5 billion reflecting asset balance growth and a £1.5 billion uplift associated with the weakening of sterling.

RBS – Interim Results 2016

Commercial Banking

Q2 2016 compared with Q1 2016
●
Operating profit of £211 million compared with £401 million in Q1 2016. Adjusted operating profit of £260 million was £143 million lower than Q1 2016 reflecting increased adjusted operating expenses and higher impairments.

●
Total income reduced by £7 million to £846 million compared with Q1 2016 principally driven by the non-repeat of Q1 2016 one-off items partially offset by asset volume growth. Net interest margin reduced by 10 basis points to 1.78% driven by the non-repeat of Q1 2016 one-off items and an increased allocation of the low yielding liquidity portfolio.

●	Adjusted operating expenses increased by £61 million to £497 million due to a £25 million intangible asset write-down and increased investment spend.
●	Impairments increased by £75 million to £89 million primarily reflecting a single name charge taken in respect of the Oil & Gas portfolio.
●	Net loans and advances increased by £2.8 billion to £99.2 billion primarily reflecting growth in the large corporate sector.

Q2 2016 compared with Q2 2015
●
Operating profit reduced £161 million to £211 million. Adjusted operating profit of £260 million was £188 million lower than Q2 2015 driven by lower equity disposal and fair value gains, increased adjusted operating expenses and a higher impairment charge.

●
Excluding the impact of business transfers(1), total income reduced by £70 million principally reflecting equity disposal and fair value gains in Q2 2015, partially offset by increased asset and deposit volumes.

●	Excluding business transfers(1), adjusted operating expenses increased by £78 million reflecting a £25 million intangible asset write-down and increased investment spend.

Note:
(1)
The portfolio transfers included: total income of £90 million (Q2 2016 - £48 million; Q1 2016 - £42 million); operating expenses of £50 million (Q2 2016 - £26 million; Q1 2016 - £24 million); impairments of £15 million (credit) (Q2 2016 £7 million; Q1 2016 £8 million) net loans and advances to customers of £4.1 billion (31 March 2016 - £4.9 billion; 31 December 2015 - £3.1 billion); customer deposits of £0.7 billion (31 March 2016 - £2.1 billion; 31 December 2015 - £0 billion); and RWAs of £6.7 billion (31 March 2016 - £7.0 billion; 31 December 2015 - £6.0 billion). The portfolio transfers were as follows: Q4 2015 - Western European corporate loan; Q1 2016 - Ulster Bank NI commercial and RCR residual portfolios, Q2 2016 transfer out of clients to PBB. Asset growth in transferred businesses achieved since Q4 2015 is included in underlying commercial business movements. UK Corporate transfer in Q2 2015 has been excluded from comparison due to spot balance sheet movements being shown in both periods and minimal profit and loss variance.

RBS – Interim Results 2016

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	226	219	113	113	109

Net fees and commissions	94	96	48	46	46
Other non-interest income	11	11	5	6	6

Non-interest income	105	107	53	52	52

Total income	331	326	166	165	161
Direct expenses
- staff costs	(77)	(90)	(37)	(40)	(44)
- other costs	(23)	(17)	(9)	(14)	(8)
Indirect expenses	(156)	(133)	(73)	(83)	(65)
Restructuring costs
- direct	(1)	(2)	-	(1)	(2)
- indirect	(19)	(77)	(4)	(15)	(80)
Litigation and conduct costs	(2)	(2)	(2)	-	-

Operating expenses	(278)	(321)	(125)	(153)	(199)

Operating profit/(loss) before impairment losses	53	5	41	12	(38)
Impairment (losses)/releases	(2)	3	-	(2)	2

Operating profit/(loss)	51	8	41	10	(36)

Operating expenses - adjusted (1)	(256)	(240)	(119)	(137)	(117)
Operating profit - adjusted (1)	73	89	47	26	46

Analysis of income by business

Investments	50	45	22	28	21
Banking	281	281	144	137	140

Total income	331	326	166	165	161

Performance ratios
Return on equity (2)	5.1%	(0.3%)	8.6%	1.5%	(9.9%)
Return on equity - adjusted (1,2)	7.6%	8.5%	9.9%	5.1%	9.3%
Net interest margin	2.76%	2.81%	2.73%	2.80%	2.76%
Cost:income ratio	84%	98%	75%	93%	124%
Cost:income ratio - adjusted (1)	77%	74%	72%	83%	73%

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes, assuming 28% tax rate.

RBS – Interim Results 2016

Private Banking

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Personal	2.5	2.6	(4%)	2.7	(7%)
- Mortgages	6.8	6.8	-	6.5	5%
- Other	2.5	2.2	14%	2.0	25%

Total loans and advances to customers (gross)	11.8	11.6	2%	11.2	5%

Net loans and advances to customers	11.8	11.6	2%	11.2	5%

Total assets	17.8	17.4	2%	17.0	5%
Funded assets	17.7	17.3	2%	17.0	4%
Assets under management	14.6	14.0	4%	13.9	5%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (1)	42%	32%	nm	28%	nm

Customer deposits (excluding repos)	25.4	23.2	9%	23.1	10%
Loan:deposit ratio (excluding repos)	46%	50%	(400bp)	48%	(200bp)

Risk-weighted assets
- Credit risk (non-counterparty)	7.0	7.6	(8%)	7.6	(8%)
- Operational risk	1.1	1.0	10%	1.1	-

Total risk-weighted assets	8.1	8.6	(6%)	8.7	(7%)

Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Serving our Customers
Following the appointment of a new Chief Executive in the first half of 2016, Private Banking continues to drive forward with its goal of being the leading UK-based private bank and wealth manager, through a focus on supporting our clients and reducing complexity:

●	Continuing to drive balance sheet and AUM growth through an enhanced product proposition, including a range of execution only funds as well as the launch of an investment backed lending product.

●
Following the sale of International Private Banking, an alternative offshore booking centre has been established in Jersey, which will offer Private Banking and Wealth Management Solutions to our ongoing client base.

●	We are moving towards a consolidated regional office footprint with an improved customer service model driving a more efficient coverage model together with an improved client experience.
●
The cost base is being managed whilst absorbing charges previously borne by the International business as well as absorbing an increase in investment spend. Simplification of the Private Banking UK operating model is underway.

RBS – Interim Results 2016

Private Banking

Financial performance
H1 2016 compared with H1 2015
●
Operating profit increased £43 million to £51 million compared with H1 2015 largely due to an £82 million intangible asset write down within restructuring costs recorded in H1 2015. Adjusted operating profit of £73 million was £16 million lower principally due to increased adjusted operating expenses. Adjusted return on equity of 7.6% compared with 8.5% in H1 2015.

●
Total income of £331 million increased by £5 million compared with H1 2015 largely due to asset volume growth driving a 3% increase in net interest income. Net interest margin fell 5 basis points to 2.76% reflecting asset margin pressures.

●
Adjusted operating expenses increased by £16 million, or 7%, to £256 million reflecting increased infrastructure costs absorbed from the sale of the international business, partially offset by lower staff costs as employee numbers declined by 7%.

●
Net loans and advances of £11.8 billion were £0.9 billion higher compared with H1 2015 driven by mortgages and have increased by £0.6 billion compared with Q4 2015. Assets under management of £14.6 billion were £0.9 billion higher compared with H1 2015 and up £0.7 billion during the first six months of 2016 due to market movements.

●	RWAs of £8.1 billion were £0.6 billion lower than 31 December 2015 primarily due to mortgage calibration improvements.

Q2 2016 compared with Q1 2016
●
Operating profit increased by £31 million to £41 million. Adjusted operating profit of £47 million was £21 million higher than Q1 2016 principally reflecting reduced adjusted operating expenses with adjusted return on equity of 9.9% compared with 5.1% in Q1 2016.

●	Total income of £166 million was stable on Q1 2016 as asset and deposit volume growth has been offset by the impact of low interest rates on margins.

●	Adjusted operating expenses reduced by £18 million, or 13%, to £119 million reflecting the impact of cost reduction initiatives and non repeat of one-off items in Q1 2016.
●
Net loans and advances of £11.8 billion were broadly stable on Q1 2016 as new business growth was offset by balance run-down. Assets under management increased £0.6 billion from £14.0 billion principally driven by equity market increases.

Q2 2016 compared with Q2 2015
●
Operating profit of £41 million increased by £77 million compared with Q2 2015 principally reflecting the intangible asset write down within restructuring in Q2 2015. Adjusted operating profit remained stable at £47 million. Adjusted return on equity of 9.9% compared with 9.3% in Q2 2015.

●
Total income of £166 million was 3% higher than Q2 2015 reflecting increased asset volumes. Adjusted operating expenses increased £2 million to £119 million reflecting increased infrastructure costs absorbed from the sale of the International business.

RBS – Interim Results 2016

RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income	151	152	76	75	76

Net fees and commissions	25	19	14	11	9
Other non-interest income	9	14	5	4	7

Non-interest income	34	33	19	15	16

Total income	185	185	95	90	92
Direct expenses
- staff costs	(22)	(21)	(12)	(10)	(11)
- other costs	(8)	(8)	(3)	(5)	(4)
Indirect expenses	(38)	(50)	(18)	(20)	(26)
Restructuring costs
- direct	(1)	-	(1)	-	-
- indirect	(2)	(3)	(1)	(1)	(1)

Operating expenses	(71)	(82)	(35)	(36)	(42)

Operating profit before impairment losses	114	103	60	54	50
Impairment (losses)/releases	(11)	(1)	(9)	(2)	1

Operating profit	103	102	51	52	51

Operating expenses - adjusted (1)	(68)	(79)	(33)	(35)	(41)
Operating profit - adjusted (1)	106	105	53	53	52

Performance ratios
Return on equity (2)	15.4%	18.4%	15.0%	16.0%	18.1%
Return on equity - adjusted (1,2)	15.9%	19.0%	15.7%	16.3%	18.4%
Net interest margin	1.42%	1.49%	1.40%	1.43%	1.49%
Cost:income ratio	38%	44%	37%	40%	46%
Cost:income ratio - adjusted (1)	37%	43%	35%	39%	45%

Notes:
(1)	Excluding restructuring costs.
(2)
Return on equity is based on segmental operating profit after tax adjusted for preference dividends divided by average notional equity based on 12% of the monthly average of segmental RWAes, assuming 10% tax rate.

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Corporate	5.9	5.4	9%	4.5	31%
- Mortgages	2.6	2.6	-	2.5	4%
- Other	-	-	-	0.4	(100%)

Total loans and advances to customers (gross)	8.5	8.0	6%	7.4	15%
Loan impairment provisions	-	-	-	(0.1)	(100%)

Net loans and advances to customers	8.5	8.0	6%	7.3	16%

Total assets	24.6	23.7	4%	23.1	6%
Funded assets	24.6	23.7	4%	23.1	6%
Risk elements in lending	0.1	0.1	-	0.1	-
Provision coverage (1)	33%	37%	(400bp)	34%	(100bp)

Customer deposits (excluding repos)	24.1	21.6	12%	21.3	13%
Loan:deposit ratio (excluding repos)	35%	37%	(200bp)	35%	-

Risk-weighted assets
- Credit risk (non-counterparty)	8.9	8.4	6%	7.6	17%
- Operational risk	0.7	0.7	-	0.7	-

Total risk-weighted assets	9.6	9.1	5%	8.3	16%
Note:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

RBS International

Serving our Customers
RBS International (RBSI) operates under the CPB franchise, serving retail, commercial, corporate and financial institution customers in Jersey, Guernsey, Isle of Man and Gibraltar.

During the first half of 2016, RBSI continued to improve its customer service experience through:

●
Continuing to support personal and non-personal businesses with lending growth of 15% during H1 2016. Gross new mortgage lending was £0.2 billion in H1 2016 supported by a competitively priced 2 year fixed product and related campaign. We remain determined to offer a market leading mortgage experience in each jurisdiction and will combine exceptional customer service with competitive rates.

●
Funds Sector lending also performing strongly with conversion rates higher than prior years as the majority of deals are in support of existing customers (raising larger funds, running multiple funds or widening their investment strategies).

●
RBSI expanded into Luxembourg(1) in Q2 2016 with the transfer of the Funds business from Capital Resolution. This is a key milestone for RBSI in its Funds strategy, allowing for the first steps in the simplification of the Bank-wide operating model for Funds clients.

●	‘Entrepreneur Pitching Workshops’ have been held across Jersey and Guernsey to support business start-ups and growth.
●	We continue to review how best we serve our customers as cost efficiently as possible

Financial performance
H1 2016 compared with H1 2015
●	Operating profit of £103 million was broadly in line with H1 2015.
●	Total income of £185 million was broadly stable on H1 2015. Net interest margin reduced by 7 basis points to 1.42% driven by deposit margin pressure.
●	Adjusted operating expenses reduced by £11 million, or 14%, to £68 million principally reflecting a reduction in allocated services and functions costs.
●	Impairments of £11 million compared with a charge of £1 million in H1 2015.
●	Net loans and advances increased by £1.2 billion during H1 2016 to £8.5 billion reflecting balance draw-downs in the corporate lending portfolio, mainly within the Funds sector.
●	Customer deposits increased by £2.8 billion during H1 2016 to £24.1 billion principally reflecting the transfer of the Luxembourg branch into RBSI from Capital Resolution during Q2 2016(1).

Q2 2016 compared with Q1 2016
●
Q2 2016 operating profit of £51 million compared with £52 million in Q1 2016. Adjusted operating profit of £53 million was in line with Q1 2016 as increased income and lower adjusted expenses have been offset by increased impairments.

●	Total income of £95 million increased by £5 million, or 6%, compared with Q1 2016 reflecting asset volume growth and the impact of transfers(1).
●	A net impairment charge of £9 million was reported in Q2 2016, a £7 million increase on Q1 2016.
●
Net loans and advances of £8.5 billion increased by £0.5 billion compared with Q1 2016. Customer deposits increased £2.5 billion in Q2 2016 to £24.1 billion, largely reflecting the transfer of the Luxembourg branch from Capital Resolution(1).

Q2 2016 compared with Q2 2015
●
Q2 2016 operating profit was stable at £51 million compared with Q2 2015. Adjusted operating profit of £53 million compared with £52 million in Q2 2015 as increased income and lower adjusted operating expenses were broadly offset by increased impairments.

●
Total income increased by 3% to £95 million as increased lending volumes more than outweighed margin pressures. Adjusted operating expenses of £33 million were 20% lower than Q2 2015 reflecting lower allocated services and functions costs.

Note:
(1)	Luxembourg portfolio transfer in Q2 2016 included: total income of £1 million, operating expenses of £0.3 million and customer deposits of £2.4 billion.

RBS – Interim Results 2016

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	43	30	24	19	16

Net fees and commissions	17	150	6	11	35
Income from trading activities	620	643	374	246	303
Other operating income/(loss)	1	4	-	1	(11)
Own credit adjustments	137	108	73	64	62

Non-interest income	775	905	453	322	389

Total income	818	935	477	341	405

Direct expenses
- staff costs	(131)	(188)	(64)	(67)	(79)
- other costs	(21)	(53)	(7)	(14)	(27)
Indirect expenses	(488)	(504)	(238)	(250)	(247)
Restructuring costs
- direct	(10)	(41)	(10)	-	(41)
- indirect	(23)	(270)	(11)	(12)	(179)
Litigation and conduct costs	(56)	(367)	(38)	(18)	(33)

Operating expenses	(729)	(1,423)	(368)	(361)	(606)

Operating profit/(loss) before impairment releases/(losses)	89	(488)	109	(20)	(201)
Impairment releases/(losses)	-	5	-	-	(3)

Operating profit/(loss)	89	(483)	109	(20)	(204)

Total income - adjusted (1)	681	827	404	277	343
Operating expenses - adjusted (2)	(640)	(745)	(309)	(331)	(353)
Operating profit/(loss) - adjusted (1,2)	41	87	95	(54)	(13)

Analysis of income by product
Rates	371	397	258	113	161
Currencies	266	199	122	144	109
Financing	105	228	55	50	87
Other	(61)	(75)	(31)	(30)	(50)

Total excluding own credit adjustments	681	749	404	277	307
Own credit adjustments	137	108	73	64	62
Businesses transferred to Commercial Banking	-	78	-	-	36
Total income	818	935	477	341	405

Performance ratios
Return on equity (3)	0.8%	(11.8%)	4.3%	(2.6%)	(10.2%)
Return on equity - adjusted (1,2,3)	(0.5%)	0.6%	3.5%	(4.4%)	(1.9%)
Net interest margin	0.74%	0.32%	0.81%	0.66%	0.28%
Cost:income ratio	89%	152%	77%	106%	150%
Cost:income ratio - adjusted (1,2)	94%	90%	76%	119%	103%

Notes:
(1)	Excluding own credit adjustments.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
Return on equity is based on operating profit after tax adjusted for preference share dividends divided by average notional equity based on 15% of the monthly average of segmental RWAes assuming 28% tax rate.

RBS – Interim Results 2016

Corporate & Institutional Banking

	30 June	31 March		31 December
	2016	2016		2015
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross, excluding
reverse repos)	21.6	18.6	16%	16.1	34%
Loans and advances to banks (excluding reverse repos) (1)	6.3	5.2	21%	5.7	11%
Reverse repos	43.1	40.4	7%	38.6	12%
Securities	30.1	29.5	2%	23.7	27%
Cash and eligible bills	10.3	12.2	(16%)	14.3	(28%)
Other	14.2	10.1	41%	4.9	190%

Total assets	284.0	255.9	11%	215.3	32%
Funded assets	125.6	116.0	8%	103.3	22%

Customer deposits (excluding repos)	8.3	6.7	24%	5.7	46%
Bank deposits (excluding repos)	7.7	6.5	18%	6.7	15%
Repos	38.2	35.9	6%	35.2	9%
Debt securities in issue	2.6	3.1	(16%)	3.3	(21%)
Loan:deposit ratio (excluding repos)	260%	279%	(1,900bp)	284%	(2,400bp)
Leverage exposure	189.1	184.8	2%	165.9	14%

Risk-weighted assets
- Credit risk
- non-counterparty	4.6	5.1	(10%)	5.0	(8%)
- counterparty	14.7	13.6	8%	11.3	30%
- Market risk	13.4	13.4	-	13.8	(3%)
- Operational risk	4.0	4.0	-	3.0	33%

Total risk-weighted assets	36.7	36.1	2%	33.1	11%

Note:
(1)	Excludes disposal groups.

Serving our Customers
Corporate & Institutional Banking (CIB) continued to focus on customers in a challenging market environment. This was reflected in the Q2 2016 adjusted income performance which, at £404 million, is the highest quarterly result since the announcement of the new strategy in Q1 2015:

●	Customer activity continued to be robust as CIB remained close to its customers throughout the recent market volatility caused by the EU Referendum.
●
A simpler operating model is being implemented that takes cost and complexity out of the business. Adjusted operating expenses fell by 11% compared with H1 2015, excluding the impact of transfers(1) to Commercial Banking. Within this direct expenses were down 30%, driven by lower front office FTE. Going forward, cost reductions will be increasingly focused on indirect, rather than direct, expenses.

RBS – Interim Results 2016

Corporate & Institutional Banking

Financial Performance
H1 2016 compared with H1 2015
●
An operating profit of £89 million was reported in H1 2016, compared with a loss of £483 million in H1 2015, driven by lower litigation and conducts costs and lower restructuring costs. Adjusted operating profit in the first half of the year was £41 million, compared with £87 million in H1 2015 reflecting lower adjusted income partly offset by lower adjusted expenses.

●
Total income decreased by £117 million to £818 million in H1 2016. Excluding the impact of transfers(1),adjusted income fell from £749 million to £681 million. This was due to reduced activity in Financing, down £123 million reflecting the strategically reduced footprint, particularly in the US and challenging market conditions in EMEA. Rates and Currencies both maintained robust levels of customer flow throughout the period, with income of £371 million and £266 million respectively.

●
Operating expenses decreased from £1,423 million to £729 million in H1 2016 due to a lower level of litigation and conduct costs and restructuring costs. Adjusted expenses fell by 11% to £640 million, excluding transfers(1) to Commercial Banking, as headcount continued to be reduced and discretionary expenditure tightly controlled.

●
RWAs remained stable at £36.7 billion, adjusting for the impact of transfers(1) to Commercial Banking, despite increased market volatility during the first half of 2016, including a c.£2 billion increase following the EU Referendum result.

Q2 2016 compared with Q1 2016
●
An operating profit of £109 million, compared with an operating loss of £20 million in Q1 2016, reflecting higher income. Adjusted operating profit of £95 million compared with a loss of £54 million in Q1 2016 with the improvement due to higher income and a reduction in adjusted expenses.

●
Total income increased by £136 million to £477 million. Adjusted income increased by £127 million to £404 million. Rates performed particularly well, up £145 million to £258 million, reflecting robust levels of customer activity, particularly in June 2016 as CIB maintained close contact with customers during the EU Referendum period.

●	Operating expenses increased by £7 million to £368 million. Adjusted expenses fell by 7% to £309 million reflecting the ongoing drive to reduce costs.
●	The £9.6 billion increase in funded assets reflects foreign exchange and collateral movements in the final week of Q2 2016 following the EU Referendum and the substantial weakening of sterling.
●	RWAs were stable at £36.7 billion as increased market volatility in June 2016 due to the EU Referendum was offset by risk reductions earlier in the period.

Q2 2016 compared with Q2 2015
●
Operating profit of £109 million compared with an operating loss of £204 million in Q2 2015 principally reflecting lower restructuring costs and higher income. An adjusted operating profit of £95 million compared with a loss of £13 million in Q2 2015 reflected higher adjusted income and lower adjusted expenses.

●
Total income increased by £72 million to £477 million. Excluding the impact of transfers(1),adjusted income improved by £97 million, or 32%, to £404 million. This reflected the strong performance in Rates and Currencies, with income up by £97 million to £258 million and by £13 million to £122 million respectively, partly offset by weaker Financing, down by £32 million to £55 million.

●	Operating expenses decreased by £238 million to £368 million. Adjusted operating expenses fell by £33 million, or 10%, excluding transfers(1) to Commercial Banking.

Note:
(1)
CIB's results include the following financials for businesses subsequently transferred to Commercial Banking: total income of £78 million for H1 2015 (Q2 2015 - £36 million), expenses of £23 million for H1 2015 (Q2 2015 - £11 million) and RWAs of £5.7 billion as at 30 June 2015.

RBS – Interim Results 2016

Capital Resolution

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Income statement
Net interest income	168	281	82	86	124

Net fees and commissions	54	185	24	30	96
Income from trading activities	(552)	(41)	(478)	(74)	(15)
Other operating income	25	159	16	9	(28)
Own credit adjustments	184	142	76	108	77
Strategic disposals	(51)	(14)	(45)	(6)	-

Non-interest income	(340)	431	(407)	67	130

Total income	(172)	712	(325)	153	254

Direct expenses
- staff costs	(62)	(182)	(17)	(45)	(90)
- other costs	(64)	(107)	(31)	(33)	(50)
Indirect expenses	(289)	(510)	(135)	(154)	(250)
Restructuring costs
- direct	(12)	(169)	(5)	(7)	(153)
- indirect	(25)	(544)	(16)	(9)	(360)
Litigation and conduct costs	(26)	(506)	(16)	(10)	(340)

Operating expenses	(478)	(2,018)	(220)	(258)	(1,243)

Loss before impairment losses	(650)	(1,306)	(545)	(105)	(989)
Impairment (losses)/releases	(263)	319	(67)	(196)	174

Operating loss	(913)	(987)	(612)	(301)	(815)
Total income - adjusted (1)	(305)	584	(356)	51	177
Operating expenses - adjusted (1,2)	(415)	(799)	(183)	(232)	(390)
Operating loss/(profit) - adjusted (1,2)	(983)	104	(606)	(377)	(39)

Analysis of income by portfolio
APAC portfolio (3)	2	51	1	1	26
Americas portfolio	10	47	3	7	24
EMEA portfolio (4)	19	47	9	10	21
Legacy loan portfolio	(39)	133	(25)	(14)	26
Shipping	31	45	15	16	21
Markets	(389)	154	(360)	(29)	59
GTS	83	229	35	48	103
Other	31	(38)	23	8	8
Income excluding disposals and own credit adjustments	(252)	668	(299)	47	288
Disposal losses	(104)	(98)	(102)	(2)	(111)
Own credit adjustments	184	142	76	108	77
Total income	(172)	712	(325)	153	254

Notes:
(1)	Excluding own credit adjustments and strategic disposals.
(2)	Excluding restructuring costs, litigation and conduct costs and write-down of goodwill.
(3)	Asia-Pacific portfolio.
(4)	European, the Middle East and Africa portfolio.

RBS – Interim Results 2016

Capital Resolution

	30 June	31 March	31 December
	2016	2016	2015
	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross)	21.0	23.4	25.9
Loan impairment provisions	(1.1)	(1.0)	(2.3)

Net loans and advances to customers	19.9	22.4	23.6

Debt securities in issue	5.3	5.5	6.2
Total assets	208.0	218.8	201.5
Funded assets	44.7	50.2	53.4

Risk elements in lending	2.4	2.2	3.4
Provision coverage (1)	47%	48%	67%
Risk-weighted assets
- Credit risk
- non-counterparty	22.7	25.6	27.3
- counterparty	11.2	13.3	12.0
- Market risk	5.6	5.9	5.7
- Operational risk	2.8	2.8	4

Total risk-weighted assets	42.3	47.6	49.0

Analysis of RWAs by portfolio
APAC portfolio (2)	0.2	0.3	0.5
Americas portfolio	0.3	0.6	1.0
EMEA portfolio (3)	1.1	1.2	1.2
Legacy loan portfolio	2.2	3.1	3.7
Shipping	4.0	4.2	4.5
Markets	19.2	22.4	20.7
GTS	2.5	3.3	3.6
Saudi Hollandi Bank	7.9	7.3	6.9
Other	2.1	2.4	2.9
Total credit and market risk RWAs	39.5	44.8	45.0
Operational risk	2.8	2.8	4.0
Total RWAs	42.3	47.6	49.0

Notes:
(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Asia-Pacific portfolio.
(3)	European, the Middle East and Africa portfolio.

RBS – Interim Results 2016

Capital Resolution

Capital Resolution continues to run down and dispose of non-strategic portfolios and remove risk from the balance sheet and the first half of the year saw good progress with RWAs falling by £6.7 billon to £42.3 billion. Key highlights include:

●	Completion of the sale of our Russia subsidiary.
●	Significant balance sheet reduction in GTS with termination dates communicated to all customers.
●	Markets derivative mitigation sales and restructure activity.

H1 2016 compared with H1 2015
●	RWAs reduced by £26.3 billion to £42.3 billion and funded assets fell to £44.7 billion, a reduction of £34.5 billion, mainly reflecting disposal activity.
●
An operating loss of £913 million in H1 2016, compared with a loss of £987 million in H1 2015, due to lower restructuring costs and lower litigation and conducts costs, partially offset by lower income and a net impairment charge compared with releases in H1 2015. Adjusted operating loss in the first half of the year was £983 million, a fall from a profit of £104 million in H1 2015, primarily reflecting a £330 million incremental funding valuation adjustment and a net impairment charge arising from the Shipping portfolio.

●	Income disposal losses in H1 2016 were £104 million, £6 million higher than the £98 million in H1 2015.
●
Operating expenses decreased from £2,018 million to £478 million in H1 2016 due to a lower level of litigation and conduct costs and restructuring costs. Adjusted expenses fell by 48% to £415 million principally reflecting the impact of a 1,100 reduction in headcount to 900.

●	A net impairment charge of £263 million was recorded in the first half of the year principally comprising charges relating to a number of Shipping assets (£264 million).

Q2 2016 compared with Q1 2016
●	RWAs reduced by £5.3 billion to £42.3 billion reflecting disposal activity, partially offset by the adverse impact of FX and rates moves in June following the EU Referendum.
●	Funded assets reduced by £5.5 billion to £44.7 billion reflecting disposal activity across all portfolios, partially offset by FX movements.
●
Operating losses increased by £311 million to £612 million, principally reflecting an additional funding valuation adjustment of £220 million following the EU Referendum, and higher level of losses as disposal activity increased in Q2 2016. An adjusted operating loss of £606 million increased by £229 million compared with a loss of £377 million in Q1 2016.

●	Income disposal losses in Q2 2016 were £102 million as disposal activity increased, compared with £2 million in Q1 2016.
●	Operating expenses decreased by £38 million to £220 million. Adjusted expenses fell by £49 million to £183 million.

Q2 2016 compared with Q2 2015
●	RWAs reduced by £26.3 billion to £42.3 billion and funded assets fell by £34.5 billion to £44.7 billion mainly reflecting disposal activity.
●
An operating loss of £612 million in Q2 2016 compared with a £815 million loss in Q2 2015. The adjusted operating loss of £606 million compared with a loss of £39 million in Q2 2015 reflecting lower income partially offset by lower adjusted expenses.

●	Income disposal losses of £102 million were broadly in line with Q2 2015.
●
Operating expenses decreased by £1,023 million to £220 million due to lower restructuring costs and lower litigation and conduct costs. Adjusted expenses fell by 53% to £183 million principally reflecting the impact of a 1,100 reduction in headcount.

RBS – Interim Results 2016

Williams & Glyn

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
Income statement (1)	£m	£m	£m	£m	£m

Net interest income	324	326	162	162	163

Net fees and commissions	79	79	39	40	41
Other non-interest income	8	9	5	3	6

Non-interest income	87	88	44	43	47

Total income	411	414	206	205	210
Direct expenses
- staff costs	(125)	(97)	(63)	(62)	(52)
- other costs	(33)	(16)	(18)	(15)	(10)
Indirect expenses	(39)	(48)	(18)	(21)	(23)
Restructuring costs
- direct	(45)	-	(25)	(20)	-

Operating expenses	(242)	(161)	(124)	(118)	(85)

Operating profit before impairment losses	169	253	82	87	125
Impairment (losses)/releases	(17)	10	(11)	(6)	(11)

Operating profit	152	263	71	81	114
Operating expenses - adjusted (2)	(197)	(161)	(99)	(98)	(85)
Operating profit - adjusted (2)	197	263	96	101	114

Analysis of income by product

Retail	231	236	116	115	119
Commercial	180	178	90	90	91

Total income	411	414	206	205	210

Analysis of impairments by sector
Retail	10	12	5	5	7
Commercial	7	(22)	6	1	4

Total impairment losses/(releases)	17	(10)	11	6	11

Loan impairment charge as a % of gross
customer loans and advances by sector
Retail	0.2%	0.2%	0.2%	0.2%	0.3%
Commercial	0.2%	(0.5%)	0.3%	0.1%	0.2%

Total	0.2%	(0.1%)	0.2%	0.1%	0.2%

Performance ratios
Net interest margin	2.74%	2.90%	2.70%	2.79%	2.87%
Cost:income ratio	59%	39%	60%	58%	40%
Cost:income ratio - adjusted (2)	48%	39%	48%	48%	40%

Notes:
(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn.
(2)	Excluding restructuring costs.

RBS – Interim Results 2016

Williams & Glyn

	30 June	31 March		31 December
	2016	2016		2015
Capital and balance sheet (1)	£bn	£bn	Change	£bn	Change

Loans and advances to customers (gross)
- Retail	12.1	11.7	3%	11.6	4%
- Commercial	8.5	8.7	(2%)	8.7	(2%)

Total loans and advances to customers (gross)	20.6	20.4	1%	20.3	1%
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	20.3	20.1	1%	20.0	2%

Total assets	24.9	24.2	3%	24.1	3%
Funded assets	24.9	24.2	3%	24.1	3%
Risk elements in lending	0.4	0.4	-	0.5	(20%)
Provision coverage (2)	66%	65%	100bp	60%	600bp

Customer deposits (excluding repos)	23.9	24.3	(2%)	24.1	(1%)
Loan:deposit ratio (excluding repos)	85%	83%	200bp	83%	200bp

Risk-weighted assets
- Credit risk (non-counterparty)	8.5	8.3	2%	8.5	-
- Operational risk	1.4	1.4	-	1.4	-

Total risk-weighted assets	9.9	9.7	2%	9.9	-

Notes:
(1)	Does not reflect the cost base, funding, liquidity and capital profile of a standalone bank.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

RBS – Interim Results 2016

Williams & Glyn

Serving our Customers
●
W&G’s reported segmental results reflect the contribution made by W&G’s ongoing business to RBS. These figures do not reflect the cost base, funding, liquidity and capital profile of W&G as a standalone bank and do not contain certain customer portfolios which are currently reported through other segments within RBS.

●
During H1 2016 further progress has been made in a number of areas necessary to becoming a standalone bank including the majority of employee roles having now been filled, the transfer of over 5,000 people onto new W&G’s terms and conditions, and the restructure of the commercial business to an operating model fit for a challenger bank.

●
In H1 2016 both the retail and commercial businesses of W&G performed well. Gross new lending across the portfolio increased by c.27% compared with H1 2015. Gross lending for mortgages increased by £0.4 billion or 62% to £1.1 billion and for commercial lending by £0.1 billion or 8% to £1.3 billion.

Financial Performance
H1 2016 compared with H1 2015
●	Operating profit reduced by £111 million to £152 million compared with H1 2015 whilst adjusted operating profit reduced by £66 million to £197 million.
●	Net interest income remained relatively stable as the growth in the balance sheet was offset by the reduction in the net interest margin.
●	Adjusted operating expenses increased by £36 million, or 22%, to £197 million principally driven by a £28 million increase in staff costs as an additional 528 FTE were recruited.
●	Restructuring costs of £45 million principally related to costs associated with the W&G future IT platform.
●
Net impairment losses increased by £27 million from a net release of £10 million in H1 2015 to a charge of £17 million in H1 2016. The H1 2015 impairment charge benefitted from a number of releases in the commercial business.

Q2 2016 compared with Q1 2016
●
Operating profit of £71 million reduced by £10 million compared with Q1 2016. Both income and adjusted operating expenses were relatively flat, whilst restructuring costs increased by £5 million to £25 million.

●	Net impairment losses were £11 million, an increase of £5 million compared with Q1 2016.

Q2 2016 compared with Q2 2015
●
Operating profit of £71 million was £43 million lower than Q2 2015 largely reflecting a £25 million restructuring charge in Q2 2016. Adjusted operating profit reduced by £18 million to £96 million reflecting a £14 million increase in adjusted operating expenses.

RBS – Interim Results 2016

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m

Central items not allocated	(909)	(301)	(537)	(372)	95

Key points

H1 2016 compared with H1 2015
●
Central items not allocated represented a charge of £909 million in H1 2016, compared with a £301 million charge in H1 2015, and included litigation and conduct costs of £708 million. Treasury funding costs, including a £668 million charge for volatile items under IFRS, were a charge of £382 million, compared with a gain of £93 million in H1 2015. Restructuring costs in the half year include £300 million relating to Williams & Glyn (H1 2015 - £259 million charge). In addition, there was a £130 million loss on redemption of own debt in H1 2016. These were partially offset by an OCA gain of £126 million, as spreads widened, a VAT recovery of £227 million and a £246 million gain on the sale of our stake in VISA Europe.

Q2 2016 compared with Q1 2016
●
Central items not allocated represented a charge of £537 million in the quarter, compared with a £372 million charge in Q1 2016, and included litigation and conduct costs of £707 million. Q2 2016 included a £246 million gain on the sale of our stake in Visa Europe, a VAT recovery of £227 million and a £45 million OCA gain as spreads widened. Partially offsetting, Treasury funding costs were a charge of £96 million (compared with a charge of £286 million in Q1 2016) as a £312 million IFRS volatility charge was partially offset by an FX gain of £201 million. Restructuring costs in the quarter include £162 million relating to Williams & Glyn (Q1 2016 - £138 million). In addition, there was a £130 million loss on redemption of own debt in Q2 2016.

Q2 2016 compared with Q2 2015
●
Central items not allocated represented a charge of £537 million in the quarter, compared with a £95 million gain in Q2 2015, and included litigation and conduct costs of £707 million. Q2 2016 included a £246 million gain on the sale of our stake in Visa Europe, a VAT recovery of £227 million and a £45 million OCA gain as spreads widened. Partially offsetting, Treasury funding costs were a charge of £96 million (compared with a gain of £201 million in Q2 2015) as a £312 million IFRS volatility charge was partially offset by an FX gain of £201 million. Restructuring costs in the quarter include £162 million relating to Williams & Glyn (Q2 2015 - £126 million). In addition, there was a £130 million loss on redemption of own debt in Q2 2016.

RBS – Interim Results 2016

Condensed consolidated income statement for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Interest receivable	5,656	6,107
Interest payable	(1,323)	(1,689)

Net interest income	4,333	4,418

Fees and commissions receivable	1,676	1,958
Fees and commissions payable	(392)	(363)
Income from trading activities	(17)	875
Loss on redemption of own debt	(130)	-
Other operating income	594	368

Non-interest income	1,731	2,838

Total income	6,064	7,256

Staff costs	(2,695)	(2,887)
Premises and equipment	(652)	(745)
Other administrative expenses	(2,139)	(2,366)
Depreciation and amortisation	(354)	(712)
Write down of other intangible assets	(89)	(606)

Operating expenses	(5,929)	(7,316)

Profit/(loss) before impairment (losses)/releases	135	(60)
Impairment (losses)/releases	(409)	321

Operating (loss)/profit before tax	(274)	261
Tax charge	(340)	(287)

Loss from continuing operations	(614)	(26)

Profit from discontinued operations, net of tax	-	358

(Loss)/profit for the period	(614)	332

Attributable to:
Non-controlling interests	30	344
Preference share and other dividends	208	167
Dividend access share	1,193	-
Ordinary shareholders	(2,045)	(179)

	(614)	332

Loss per ordinary share (EPS)
Basic loss per ordinary share from continuing and discontinued operations (1)	(17.6p)	(1.6p)
Basic loss per ordinary share from continuing operations (1)	(17.6p)	(2.2p)

*Restated – refer to page 66 for further details

Note:
(1)	Diluted loss per ordinary share was 0.1p lower than basic. There was no dilutive impact in the prior period.

RBS – Interim Results 2016

Condensed consolidated statement of comprehensive income for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

(Loss)/profit for the period	(614)	332

Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(995)	17
Tax	273	(3)

	(722)	14

Items that do qualify for reclassification
Available-for-sale financial assets	(95)	(45)
Cash flow hedges	1,581	(710)
Currency translation	1,071	(573)
Tax	(360)	144

	2,197	(1,184)

Other comprehensive income/(loss) after tax	1,475	(1,170)

Total comprehensive income/(loss) for the period	861	(838)

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	125	299
Preference shareholders	113	143
Paid-in equity holders	95	24
Dividend access share	1,193	-
Ordinary shareholders	(665)	(1,304)

	861	(838)

*Restated – refer to page 66 for further details

RBS – Interim Results 2016

Condensed consolidated balance sheet as at 30 June 2016 (unaudited)

	30 June	31 December
	2016	2015
	£m	£m

Assets
Cash and balances at central banks	65,307	79,404
Net loans and advances to banks	21,763	18,361
Reverse repurchase agreements and stock borrowing	14,458	12,285
Loans and advances to banks	36,221	30,646
Net loans and advances to customers	326,503	306,334
Reverse repurchase agreements and stock borrowing	31,320	27,558
Loans and advances to customers	357,823	333,892
Debt securities	84,058	82,097
Equity shares	749	1,361
Settlement balances	13,405	4,116
Derivatives	326,023	262,514
Intangible assets	6,525	6,537
Property, plant and equipment	4,589	4,482
Deferred tax	2,217	2,631
Prepayments, accrued income and other assets	4,311	4,242
Assets of disposal groups	396	3,486

Total assets	901,624	815,408

Liabilities
Bank deposits	31,377	28,030
Repurchase agreements and stock lending	11,611	10,266
Deposits by banks	42,988	38,296
Customer deposits	355,719	343,186
Repurchase agreements and stock lending	29,270	27,112
Customer accounts	384,989	370,298
Debt securities in issue	27,148	31,150
Settlement balances	11,262	3,390
Short positions	21,793	20,809
Derivatives	322,390	254,705
Provisions, accruals and other liabilities	15,627	15,115
Retirement benefit liabilities	511	3,789
Deferred tax	824	882
Subordinated liabilities	20,113	19,847
Liabilities of disposal groups	252	2,980

Total liabilities	847,897	761,261

Equity
Non-controlling interests	820	716
Owners’ equity*
Called up share capital	11,756	11,625
Reserves	41,151	41,806

Total equity	53,727	54,147

Total liabilities and equity	901,624	815,408

* Owners’ equity attributable to:
Ordinary shareholders	47,066	47,480
Other equity owners	5,841	5,951

	52,907	53,431

The parent company distributable reserves at 30 June 2016 were £14.6 billion (31 December 2015 - £16.3 billion).

RBS – Interim Results 2016

Condensed consolidated statement of changes in equity for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Called up share capital
At beginning of period	11,625	6,877
Ordinary shares issued	131	104

At end of period	11,756	6,981

Paid-in equity
At beginning of period	2,646	784
Redeemed/reclassified (1)	(110)	(150)

At end of period	2,536	634

Share premium account
At beginning of period	25,425	25,052
Ordinary shares issued	203	254

At end of period	25,628	25,306

Merger reserve
At beginning and end of period	10,881	13,222

Available-for-sale reserve
At beginning of period	307	299
Unrealised gains/(losses)	189	(114)
Realised (gains)/losses	(284)	63
Tax	20	39
Transfer to retained earnings	-	(43)

At end of period	232	244

Cash flow hedging reserve
At beginning of period	458	1,029
Amount recognised in equity	2,139	(26)
Amount transferred from equity to earnings	(558)	(705)
Tax	(436)	128
Transfer to retained earnings	-	9

At end of period	1,603	435

Foreign exchange reserve
At beginning of period	1,674	3,483
Retranslation of net assets	1,232	(548)
Foreign currency (losses)/gains on hedges of net assets	(277)	38
Tax	56	(14)
Recycled to profit or loss on disposal of businesses (2)	21	-
Transfer to retained earnings	-	(642)

At end of period	2,706	2,317

Capital redemption reserve
At beginning and end of period	4,542	9,131

*Restated - refer to page 66 for further details

Notes:
(1)
Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust C in May 2016 (redeemed in July 2016) and the call of RBS Capital Trust IV in January 2015 (redeemed in March 2015).

(2)	No tax impact.
(3)	Relating to the secondary offering of Citizens Financial Group in March 2015.

RBS – Interim Results 2016

Condensed consolidated statement of changes in equity for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Retained earnings
At beginning of period	(4,020)	(4,001)
(Loss)/profit attributable to ordinary shareholders and other equity owners
- continuing operations	(644)	(76)
- discontinued operations	-	64
Equity preference dividends paid	(113)	(143)
Paid-in equity dividends paid, net of tax	(95)	(24)
Dividend access share dividend	(1,193)	-
Transfer from available-for-sale reserve	-	43
Transfer from cash flow hedging reserve	-	(9)
Transfer from foreign exchange reserve	-	642
Costs of placing Citizens Financial Group equity	-	(29)
(Loss)/gain on remeasurement of retirement benefit schemes
- gross	(995)	17
- tax	273	(3)
Shares issued under employee share schemes	(7)	(57)
Share-based payments
- gross	(26)	10
Reclassification of paid-in equity	(21)	(27)

At end of period	(6,841)	(3,593)

Own shares held
At beginning of period	(107)	(113)
Disposal of own shares	34	5
Own shares acquired	(63)	-

At end of period	(136)	(108)

Owners’ equity at end of period	52,907	54,569
Non-controlling interests
At beginning of period	716	2,946
Currency translation adjustments and other movements	95	(63)
Profit attributable to non-controlling interests
- continuing operations	30	50
- discontinued operations	-	294
Dividends paid	-	(31)
Movements in available-for-sale securities
- unrealised gains	-	12
- realised gains	-	(6)
- tax	-	(5)
Movements in cash flow hedging reserve
- gross	-	21
- tax	-	(4)
Equity raised (3)	-	2,491
Equity withdrawn and disposals	(21)	-

At end of period	820	5,705

Total equity at end of period	53,727	60,274

Total equity is attributable to:
Non-controlling interests	820	5,705
Preference shareholders	3,305	4,313
Paid-in equity holders	2,536	634
Ordinary shareholders	47,066	49,622

	53,727	60,274

*Restated - refer to page 66 for further details

For notes to this table refer to previous page

RBS – Interim Results 2016

Condensed consolidated cash flow statement for the period ended 30 June 2016 (unaudited)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Operating activities
Operating (loss)/profit before tax on continuing operations	(274)	261
Operating profit before tax on discontinued operations	-	542
Adjustments for non-cash items	(9,822)	(3,659)

	(10,096)	(2,856)
Changes in operating assets and liabilities	987	12,313

Net cash flows from operating activities before tax	(9,109)	9,457
Income taxes paid	(130)	(201)

Net cash flows from operating activities	(9,239)	9,256

Net cash flows from investing activities	(2,157)	(1,461)

Net cash flows from financing activities	(4,194)	(426)

Effects of exchange rate changes on cash and cash equivalents	6,676	(1,885)

Net (decrease)/increase in cash and cash equivalents	(8,914)	5,484
Cash and cash equivalents at beginning of period	103,592	107,904

Cash and cash equivalents at end of period	94,678	113,388

*Restated - refer to page 66 for further details

RBS – Interim Results 2016

Notes

1. Basis of preparation
The Group’s condensed consolidated financial statements (as defined on page 1) have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2015 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies
RBS’s principal accounting policies are set out on pages 267 to 280 of the 2015 Annual Report and Accounts. Amendments to IFRSs effective for 2016 have not had a material effect on RBS’s 2016 interim results.

Pensions
In 2015, RBS changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. Where RBS has a right to a refund, this is not deemed unconditional if pension fund trustees can unilaterally enhance benefits for plan members. The amended policy was applied retrospectively and prior periods restated. For further details, see pages 267 to 268 of RBS’s 2015 Annual Report and Accounts

Consolidated income statement
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Staff costs	(2,855)	(32)	(2,887)
Operating expenses	(7,284)	(32)	(7,316)
Loss before impairment losses	(28)	(32)	(60)
Operating profit before tax	293	(32)	261
Tax charge	(293)	6	(287)
Loss from continuing operations	-	(26)	(26)
Profit for the period	358	(26)	332
Loss attributable to ordinary shareholders	(153)	(26)	(179)

The adjustment reduced basic and diluted earnings per ordinary share by 0.3p.

Consolidated statement of comprehensive income
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Profit for period	358	(26)	332
Gain on remeasurement of retirement benefit schemes	-	17	17
Tax	-	(3)	(3)
Total comprehensive loss after tax	(826)	(12)	(838)

Consolidated statement of changes in equity
	Half year ended 30 June 2015
	As previously
	reported	Adjustment	Restated
	£m	£m	£m
Retained earnings
At beginning of period	(2,518)	(1,483)	(4,001)
Loss attributable to ordinary shareholders and other equity owners - continuing operations	(50)	(26)	(76)
Gain on remeasurement of retirement benefit schemes
- gross	-	17	17
- tax	-	(3)	(3)
At end of period	(2,098)	(1,495)	(3,593)

RBS – Interim Results 2016

Notes

Critical accounting policies and key sources of estimation uncertainty
The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on pages 276 to 280 of RBS’s 2015 Annual Report and Accounts. The risk factors set out on pages 111 to 116 include new risk factors arising from the UK’s referendum on EU membership held on 23 June 2016.

Going concern
The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 2 to 108. The risk factors which could materially affect the Group’s future results are described on pages 111 to 116.

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2016 have been prepared on a going concern basis.

2. Dividend Access Share
In March 2016, RBS completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

3. Pensions
Result of triennial valuation
In June 2016, the triennial funding valuation of the Main Scheme of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.8 billion at 31 December 2015, a ratio of 84%. To mitigate the anticipated deficit, RBS made a cash payment of £4.2 billion in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

IFRS accounting
In accordance with RBS policy, a reduction of £1.0 billion in relation to the Main Scheme was charged to reserves, including £529 million of the contribution of £4.2 billion made in March 2016 that is not permitted to be recognised as an asset and the elimination of the asset ceiling recognised at 31 December 2015 as a result of the revised schedule of contributions.

At 30 June 2016 the Main Scheme had an unrecognised aggregate surplus reflected by a ratio of assets to liabilities of c120% under IAS 19 valuation principles.  Following the 2015 change in accounting policy, the surplus cannot be recognised as an asset because of the trustee’s power to use surpluses to enhance member benefits but its existence limits the exposure of the consolidated financial statements to changes in actuarial assumptions and asset values.

RBS – Interim Results 2016

Notes

4. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

Loans and advances to customers	5,364	5,771
Loans and advances to banks	115	197
Debt securities	177	139

Interest receivable	5,656	6,107

Customer accounts	575	758
Deposits by banks	12	25
Debt securities in issue	298	412
Subordinated liabilities	442	442
Internal funding of trading businesses	(4)	52

Interest payable	1,323	1,689

Net interest income	4,333	4,418

Fees and commissions receivable
- payment services	434	469
- credit and debit card fees	314	355
- lending (credit facilities)	516	559
- brokerage	86	161
- investment management	121	162
- trade finance	102	126
- other	103	126

Fees and commissions receivable	1,676	1,958
Fees and commissions payable	(392)	(363)

Net fees and commissions	1,284	1,595

Foreign exchange	570	378
Interest rate	(628)	81
Credit	(181)	220
Own credit adjustments	250	210
Other	(28)	(14)

Income from trading activities (2)	(17)	875

Loss on redemption of own debt	(130)	-

Operating lease and other rental income	139	143
Changes in the fair value of own debt designated as at fair value through profit or loss
attributable to own credit risk	200	78
Other changes in the fair value of financial assets and liabilities designated as at fair
value through profit or loss and related derivatives (1)	(90)	215
Changes in fair value of investment properties	(9)	(30)
Profit/(loss) on sale of securities	34	(11)
Profit on sale of property, plant and equipment	18	47
Profit/(loss) on sale of subsidiaries and associates	224	(48)
Loss on disposal or settlement of loans and receivables	(14)	(151)
Share of profits of associated entities	68	73
Other income	24	52

Other operating income	594	368

Total non-interest income	1,731	2,838

Total income	6,064	7,256

Notes:
(1)	Fair value through profit and loss
(2)	Income from trading activities arises in all segments, predominately CIB and Central items.

RBS – Interim Results 2016

Notes

4. Analysis of income, expenses and impairment losses (continued)

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

Staff costs	(2,695)	(2,887)
Premises and equipment	(652)	(745)
Other (1)	(2,139)	(2,366)

Administrative expenses	(5,486)	(5,998)
Depreciation and amortisation	(354)	(712)
Write down of other intangible assets	(89)	(606)

Operating expenses	(5,929)	(7,316)

Loan impairment (losses)/releases	(412)	431
Securities	3	(110)

Impairment (losses)/releases	(409)	321

Note:
(1)	Includes PPI costs, Interest Rate Hedging Products redress and related costs and litigation and conduct costs - see Note 5 for further details.

*Restated - refer to page 66 for further details

5. Provisions for liabilities and charges

			Regulatory and legal actions
			Other		Litigation and
			customer	FX	other	Property
	PPI	IRHP	redress	investigations	regulatory	and other	Total
	£m	£m	£m (1)	£m	£m	£m	£m

At 1 January 2016	996	149	672	306	3,985	1,258	7,366
Transfer from accruals and other
liabilities	-	-	-	-	-	19	19
Transfer	-	-	21	(35)	85	(71)	-
Currency translation and other
movements	-	-	-	10	126	28	164
Charge to income statement (2)	-	-	11	-	34	79	124
Releases to income statement (2)	-	-	(8)	-	(1)	(19)	(28)
Provisions utilised	(85)	(41)	(63)	-	(24)	(69)	(282)
At 31 March 2016	911	108	633	281	4,205	1,225	7,363
Transfer from accruals and other
liabilities	-	-	35	-	5	14	54
Transfer	50	-	(50)	-	-	-	-
Currency translation and other
movements	-	-	8	23	336	20	387
Charge to income statement (2)	400	-	117	-	779	233	1,529
Releases to income statement (2)	-	-	(5)	-	(12)	(95)	(112)
Provisions utilised	(114)	(30)	(50)	-	(141)	(146)	(481)

At 30 June 2016	1,247	78	688	304	5,172	1,251	8,740

Notes:
(1)	Closing provision primarily relates to investment advice, packaged accounts (including costs), and tracker mortgages.
(2)	Relates to continuing operations.

Payment Protection Insurance (PPI)
H1 2016 the provision increased by £450 million including £50 million in relation to a minor policy revision and a charge of £400 million in Q2 2016 in response to the FCA Consultation Paper 16/20 issued on 2 August 2016. The cumulative charge in respect of PPI is £4.7 billion, of which £3.5 billion (74%) in redress and expenses had been utilised by 30 June 2016. Of the £4.7 billion cumulative charge, £4.3 billion relates to redress and £0.4 billion to administrative expenses.

RBS – Interim Results 2016

Notes

5. Provisions for liabilities and charges (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).
			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take-up rate	56%	56%	+/-5	+/-55
Uphold rate (1)	90%	89%	+/-5	+/-50
Average redress	£1,687	£1,644	+/-5	+/-45

Note:
(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administration. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take-up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions. Background information in relation to PPI claims is given in Note 15.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), RBS agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. We have now agreed outcomes with the independent reviewer on all cases. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

Regulatory and legal actions
RBS is party to certain legal proceedings and regulatory and governmental investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBS incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £0.9 billion in H1 2016 include actual and anticipated costs.

RBS – Interim Results 2016

Notes

6. Loan impairment provisions and risk elements in lending
Operating loss is stated after net loan impairment losses from continuing operations of £412 million for H1 2016 (H1 2015 - £431 million releases). The balance sheet loan impairment provisions decreased in H1 2016 from £7,119 million to £6,456 million and the movements thereon were:
	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

At beginning of period	7,119	17,500
Transfers to disposal groups	-	(20)
Currency translation and other adjustments	458	(678)
Amounts written-off	(1,532)	(5,615)
Recoveries of amounts previously written-off	57	79
Charges/(releases) to income statement
- continuing operations	412	(431)
Unwind of discount (recognised in interest income)	(58)	(84)

At end of period	6,456	10,751

As at 30 June 2016 there were no provisions for loans and advances to banks (30 June 2015 - £26 million).

Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £348 million in H1 2016 to £11,789 million and the movements thereon were:

	Half year ended
	30 June 2016	30 June 2015
	£m	£m

At beginning of period	12,137	26,884
Transfer to disposals groups	-	(22)
Currency translation and other adjustments	832	(1,191)
Additions	2,193	2,170
Transfers (1)	(108)	(121)
Transfer to performing book	(519)	(324)
Repayments and disposals	(1,214)	(4,327)
Amounts written-off	(1,532)	(5,615)

At end of period	11,789	17,454

Note:
(1)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 55% at 30 June 2016 (30 June 2015 - 62%).

RBS – Interim Results 2016

Notes

7. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard UK corporation tax rate of 20.00% (H1 2015 - 20.25%), as analysed below.

	Half year ended
	30 June	30 June
	2016	2015*
	£m	£m

(Loss)/profit before tax	(274)	261

Expected tax credit/(charge)	55	(53)
Losses and temporary differences in period where no
deferred tax asset recognised	(107)	(369)
Foreign profits taxed at other rates	32	165
Unrecognised timing differences	-	(25)
Items not allowed for tax
- losses on disposals and write-downs	(13)	(9)
- UK bank levy	(24)	(28)
- regulatory and legal actions	(216)	(72)
- other disallowable items	(45)	(51)
Non-taxable items	59	37
Taxable foreign exchange movements	(10)	12
Losses brought forward and utilised	6	57
Banking surcharge	(86)	-
Adjustments in respect of prior periods	9	49

Actual tax charge	(340)	(287)

*Restated - refer to page 66 for further details

At 30 June 2016, the Group has recognised a deferred tax asset of £2,217 million (31 December 2015 - £2,631 million) and a deferred tax liability of £824 million (31 December 2015 - £882 million). These include amounts recognised in respect of UK trading losses of £1,101 million (31 December 2015 - £1,122 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2016 and concluded that it is recoverable based on future profit projections.

8. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2016	2015
	£m	£m

RFS Holdings BV Consortium Members	28	53
Citizens Financial Group	-	290
Other	2	1

Profit attributable to non-controlling interests	30	344

9. Dividends
In the context of macro-prudential policy discussions, the Board decided to partially neutralise any impact on CET1 capital of coupon and dividend payments for 2015 and 2016. £300 million of new equity was issued during the course of 2015 and £170 million of new equity has been issued in H1 2016. The Board intends to issue £300 million of new equity in total during 2016 to achieve this aim.

RBS – Interim Results 2016

Notes

10. Earnings per ordinary share
	Half year ended
	30 June	30 June
	2016	2015*

Earnings

Loss from continuing operations attributable to ordinary shareholders (£m)	(2,045)	(243)
Profit from discontinued operations attributable to ordinary shareholders (£m)	-	64

Loss attributable to ordinary shareholders (£m)	(2,045)	(179)

Weighted average number of ordinary shares outstanding during the period (millions) (1)	11,639	11,481
Effect of dilutive share options and convertible securities (millions)	41	59

Diluted weighted average number of ordinary shares outstanding during the period (millions)	11,680	11,540

Basic loss per ordinary share from continuing operations	(17.6p)	(2.2p)
Restructuring costs	4.0p	10.9p
Litigation and conduct costs	11.3p	10.6p
Own credit adjustments	(3.0p)	(2.0p)
Loss on redemption of own debt	1.0p	-
Strategic disposals	(1.2p)	1.2p

Adjusted (loss)/earnings per ordinary share from continuing operations	(5.5p)	18.5p
Basic loss per ordinary share from continuing and discontinued operations	(17.6p)	(1.6p)
Basic earnings per ordinary share from discontinued operations	-	0.6p

*Restated – refer to page 66 for further details

Notes:
(1)	H1 2015 includes the effect of 51 billion B shares that were converted to 5.1 billion ordinary shares in October 2015.
(2)	Diluted loss per ordinary share was 0.1p lower than basic. There was no dilutive impact in the prior period.

RBS – Interim Results 2016

Notes

11. Segmental analysis
The business is organised into the following franchises and reportable segments:

●	Personal & Business Banking (PBB) which comprises two reportable segments: UK Personal & Business Banking (UK PBB) and Ulster Bank RoI.

●	Commercial & Private Banking (CPB) which comprises three reportable segments: Commercial Banking, Private Banking and RBS International (RBSI).

●	Corporate & Institutional Banking (CIB) which is a single reportable segment.

●	Capital Resolution which consists of CIB non-strategic portfolios.

●	Williams & Glyn (W&G) which is a single reportable segment.

●	Central items & other which comprises corporate functions.

See Note 36 in the 2015 Annual Report and Accounts for further details of the segmental reorganisation completed in 2015.

Analysis of operating profit/(loss)
The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2016	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,109	506	2,615	(2,042)	(40)	533
Ulster Bank RoI	198	95	293	(312)	27	8

Personal & Business Banking	2,307	601	2,908	(2,354)	(13)	541

Commercial Banking	1,067	632	1,699	(984)	(103)	612
Private Banking	226	105	331	(278)	(2)	51
RBS International	151	34	185	(71)	(11)	103

Commercial & Private Banking	1,444	771	2,215	(1,333)	(116)	766

Corporate & Institutional Banking	43	775	818	(729)	-	89
Capital Resolution	168	(340)	(172)	(478)	(263)	(913)
Williams & Glyn	324	87	411	(242)	(17)	152
Central items & other	47	(163)	(116)	(793)	-	(909)

Total	4,333	1,731	6,064	(5,929)	(409)	(274)

Half year ended 30 June 2015*

UK Personal & Business Banking	2,067	566	2,633	(1,844)	(18)	771
Ulster Bank RoI	190	80	270	(207)	77	140

Personal & Business Banking	2,257	646	2,903	(2,051)	59	911

Commercial Banking	981	676	1,657	(883)	(26)	748
Private Banking	219	107	326	(321)	3	8
RBS International	152	33	185	(82)	(1)	102

Commercial & Private Banking	1,352	816	2,168	(1,286)	(24)	858

Corporate & Institutional Banking	30	905	935	(1,423)	5	(483)
Capital Resolution	281	431	712	(2,018)	319	(987)
Williams & Glyn	326	88	414	(161)	10	263
Central items & other	172	(48)	124	(377)	(48)	(301)
Total	4,418	2,838	7,256	(7,316)	321	261

* Restated – refer to page 66 for further details. Re-presented to reflect the segmental reorganisation

RBS – Interim Results 2016

Notes

11. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2016			30 June 2015*
	External	Inter segment	Total	External	Inter segment	Total
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,114	27	3,141	3,094	17	3,111
Ulster Bank RoI	328	1	329	321	16	337

Personal & Business Banking	3,442	28	3,470	3,415	33	3,448

Commercial Banking	1,817	33	1,850	1,770	19	1,789
Private Banking	285	92	377	292	96	388
RBS International	151	79	230	139	94	233

Commercial & Private Banking	2,253	204	2,457	2,201	209	2,410

Corporate & Institutional Banking	961	351	1,312	1,142	500	1,642
Capital Resolution	(51)	644	593	1,071	1,174	2,245
Williams & Glyn	455	-	455	457	-	457
Central items & other	719	(1,227)	(508)	1,023	(1,916)	(893)

Total	7,779	-	7,779	9,309	-	9,309

* Re-presented to reflect the segmental reorganisation

Total assets and liabilities
	30 June 2016		31 December 2015
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal & Business Banking	151,244	143,523	143,871	140,659
Ulster Bank RoI	24,262	17,867	21,264	15,837

Personal & Business Banking	175,506	161,390	165,135	156,496

Commercial Banking	146,339	102,351	133,546	94,619
Private Banking	17,776	25,645	17,022	23,257
RBS International	24,622	24,152	23,130	21,398

Commercial & Private Banking	188,737	152,148	173,698	139,274

Corporate & Institutional Banking	284,035	258,718	215,272	193,589
Capital Resolution	207,992	195,773	201,476	186,470
Williams & Glyn	24,943	23,989	24,088	24,171
Central items & other	20,411	55,879	35,739	61,261

Total	901,624	847,897	815,408	761,261

RBS – Interim Results 2016

Notes

12. Discontinued operations and assets and liabilities of disposal groups
Citizens was classified as a disposal group and a discontinued operation until its disposal in October 2015.

(a) Profit from discontinued operations, net of tax
Half year ended
30 June
2015
£m

Citizens

Total income	1,631
Operating expenses	(1,019)

Profit before impairment losses	612
Impairment losses	(89)

Operating profit before tax	523
Tax charge	(179)

Profit after tax	344
Reversal of loss on disposal (1,2)	10

Profit from Citizens discontinued operations, net of tax	354

Profit from other discontinued operations, net of tax	4

Profit from discontinued operations, net of tax	358

Notes:
(1)
Gains in H1 2015 on remeasurement to fair value less costs to sell (fair value hierarchy 2: based on the quoted price of Citizens' shares) were restricted: reversal of goodwill impairment (£368 million) was not recognised.

(2)	Of which attributable to owners equity £146 million loss in H1 2015.

(b) Assets and liabilities of disposal groups
	30 June	31 December
	2016	2015
	£m	£m

Cash and balances at central banks	40	535
Loans and advances	259	2,348
Debt securities and equity shares	74	443
Other assets	23	160

Assets of disposal groups	396	3,486

Deposits by banks	11	32
Customer accounts	130	2,805
Other liabilities	111	143

Liabilities of disposal groups	252	2,980

At 31 December 2015 disposal groups were principally International Private Banking (£3,344 million assets; £2,724 million liabilities), the sale of which was completed in H1 2016 and did not result in a material profit or loss. (Fair value less costs to sell reflects the agreed sale to Union Bancaire Privée: fair value hierarchy level 3).

RBS – Interim Results 2016

Notes

13. Financial instruments

Classification
The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and liabilities.
						Finance	Other
	HFT (1,2)	DFV (3)	AFS (4)	LAR (5)	HTM (6)	leases	assets	Total
Assets	£m	£m	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	-	65,307	-			65,307
Loans and advances to banks
- reverse repos	13,314	-	-	1,144	-			14,458
- other	14,069	-	-	7,694	-			21,763
Loans and advances to customers
- reverse repos	29,745	-	-	1,575	-			31,320
- other	22,107	82	-	300,592	-	3,722		326,503
Debt securities	36,601	122	39,516	2,929	4,890			84,058
Equity shares	229	119	401	-	-			749
Settlement balances	-		-	13,405				13,405
Derivatives	326,023							326,023
Assets of disposal groups							396	396
Other assets	-	-	-	-	-		17,642	17,642

30 June 2016	442,088	323	39,917	392,646	4,890	3,722	18,038	901,624

Cash and balances at central banks	-	-	-	79,404	-			79,404
Loans and advances to banks
- reverse repos	11,069	-	-	1,216	-			12,285
- other	11,295	-	-	7,066	-			18,361
Loans and advances to customers
- reverse repos	27,532	-	-	26	-			27,558
- other	17,559	63	-	285,006	-	3,706		306,334
Debt securities	35,857	111	38,831	2,387	4,911			82,097
Equity shares	660	147	554	-	-			1,361
Settlement balances	-	-	4,116					4,116
Derivatives	262,514							262,514
Assets of disposal groups						3,486		3,486
Other assets	-	-	-	-	-	17,892		17,892

31 December 2015	366,486	321	39,385	379,221	4,911	3,706	21,378	815,408

For the notes to this table refer to the following page.

RBS – Interim Results 2016

Notes

13. Financial instruments: Classification (continued)

			Amortised	Other
	HFT (1,2)	DFV (3)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Deposits by banks
- repos	10,814	-	797		11,611
- other	23,685	-	7,692		31,377
Customer accounts
- repos	27,378	-	1,892		29,270
- other	14,491	2,130	339,098		355,719
Debt securities in issue	3,426	5,421	18,301		27,148
Settlement balances	-	-	11,262		11,262
Short positions	21,793	-			21,793
Derivatives	322,390				322,390
Subordinated liabilities	-	871	19,242		20,113
Liabilities of disposal groups				252	252
Other liabilities	-	-	1,887	15,075	16,962

30 June 2016	423,977	8,422	400,171	15,327	847,897

Deposits by banks
- repos	9,657	-	609		10,266
- other	20,469	-	7,561		28,030
Customer accounts
- repos	25,570	-	1,542		27,112
- other	11,911	2,661	328,614		343,186
Debt securities in issue	3,883	6,256	21,011		31,150
Settlement balances	-	-	3,390		3,390
Short positions	20,809	-			20,809
Derivatives	254,705				254,705
Subordinated liabilities	-	811	19,036		19,847
Liabilities of disposal groups				2,980	2,980
Other liabilities	-	-	1,826	17,960	19,786

31 December 2015	347,004	9,728	383,589	20,940	761,261

Notes:
(1)
Includes derivative assets held for hedging purposes (under IAS 39) of £6,467 million (31 December 2015 - £3,825 million) and derivative liabilities held for hedging purposes (under IAS 39) of £5,059 million (31 December 2015 - £2,603 million).

(2)	Held-for-trading.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held-to-maturity.

There were no reclassifications in the half year ended 30 June 2016 or the year ended 31 December 2015.

RBS – Interim Results 2016

Notes

13. Financial instruments (continued)

Own credit
The own credit adjustments (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below. The cumulative adjustments below represent reductions/(increases) to the balance sheet liability amounts.
Cumulative own credit adjustment (1,2)				Subordinated
	Debt securities in issue (3)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total(2)
	£m	£m	£m	£m	£m	£m	£m

30 June 2016	1	82	83	283	366	135	501
31 December 2015	(118)	(42)	(160)	180	20	14	34
30 June 2015	(223)	(23)	(246)	182	(64)	57	(7)

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2016	3.4	5.4	8.8	0.9	9.7
31 December 2015	3.9	6.3	10.2	0.8	11.0
30 June 2015	4.3	7.8	12.1	0.8	12.9

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management.
(2)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

(3)	Includes wholesale and retail note issuances.

Key points
●
The cumulative OCA increase during H1 2016 was mainly due to the widening of spreads on RBS issuance during the period, particularly following the EU Referendum. The OCA on senior issued debt is determined by reference to secondary debt issuance spreads, which widened to 115 basis points at 30 June 2016 (31 December 2015 – 54 basis points) at the five year level.

●	RBS subordinated debt spreads widened to 411 basis points at 30 June 2016 (31 December 2015 – 267 basis points) at the five year level.
●	RBS five year CDS credit spreads have widened to 135 basis points at 30 June 2016 (31 December 2015 – 58 basis points).

RBS – Interim Results 2016

Notes

13. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2015 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in H1 2016.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2016	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances	-	79.0	0.3	79.3	30	(30)
Debt securities	62.4	13.0	0.8	76.2	30	(30)
- of which AFS	33.4	5.7	0.4	39.5	10	(10)
Equity shares	0.2	0.1	0.4	0.7	80	(40)
- of which AFS	0.1	0.1	0.2	0.4	70	(30)
Derivatives	-	323.4	2.7	326.1	210	(210)

	62.6	415.5	4.2	482.3	350	(310)

Proportion	13.0%	86.1%	0.9%	100%

31 December 2015

Assets
Loans and advances	-	67.2	0.3	67.5	50	(40)
Debt securities	60.3	13.5	1.0	74.8	40	(30)
- of which AFS	32.3	6.2	0.3	38.8	10	(10)
Equity shares	0.6	0.1	0.7	1.4	90	(50)
- of which AFS	-	0.1	0.5	0.6	60	(30)
Derivatives	-	260.6	1.9	262.5	380	(380)
	60.9	341.4	3.9	406.2	560	(500)

Proportion	15.0%	84.0%	1.0%	100%

30 June 2016

Liabilities
Deposits	-	78.0	0.5	78.5	10	(20)
Debt securities in issue	-	8.3	0.5	8.8	30	(30)
Short positions	17.7	4.1	-	21.8	-	-
Derivatives	-	319.8	2.6	322.4	380	(380)
Subordinated liabilities	-	0.9	-	0.9	-	-

	17.7	411.1	3.6	432.4	420	(430)

Proportion	4.1%	95.1%	0.8%	100%

31 December 2015

Liabilities
Deposits	-	69.8	0.5	70.3	10	(20)
Debt securities in issue	-	9.6	0.5	10.1	30	-
Short positions	18.6	2.2	-	20.8	-	-
Derivatives	-	253.0	1.7	254.7	270	(270)
Subordinated liabilities	-	0.8	-	0.8	-	-

	18.6	335.4	2.7	356.7	310	(290)

Proportion	5.2%	94.0%	0.8%	100%

RBS – Interim Results 2016

Notes

13. Financial instruments (continued)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.
Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.
Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.
Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	For an analysis of derivatives by type of contract refer to Appendix 1 - Capital and risk management - Credit risk – Derivatives.
(4)
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

(5)
Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs in RBS’s valuation techniques or models. Level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities. In particular, for some portfolios, the sensitivities may be negatively correlated where a downward movement on one asset would produce an upward movement in the other, but due to the additive presentation above, this correlation cannot be shown.

RBS – Interim Results 2016

Notes

13. Financial instruments (continued)

Valuation techniques
The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. These are broadly consistent with Note 9 Financial instruments – valuation, in the 2015 Annual Report and Accounts.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans and advances	0.3
			DCF based on recoveries	Yield	0%	25%
			Price-based	Price	0%	103%
Debt securities	0.8
			Price-based	Price	0%	147%
Equity shares	0.4
			Valuation	EBITDA	0.12	0.4 multiples
				Net asset value	80%	120%
				Discount factor	9%	25%
			Price-based	Price	0%	130%
			DCF based on recoveries	Recovery rates	0%	30%
Customer accounts		(0.5)
			Priced-based	Price	90%	110%
Derivatives	2.7	(2.6)
Credit	0.2	(0.2)	DCF based on recoveries	Recovery rates	0%	40%
				Credit spreads	6bps	338bps
Interest and foreign exchange	2.3	(2.3)	Option pricing model	Correlation	(45%)	99%
				Interest rate volatility	30%	83%
				FX volatility	90%	110%
				Inflation volatility	0.59%	1.18%

Notes:
(1)
The table excludes unobservable inputs where the impact on valuation is not significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example, an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst RBS indicates where it considers that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

(2)
Credit spreads and discount margins: credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)
Price and yield: There may be a range of prices used to value an instrument that may be a direct comparison of one instrument or portfolio with another or, movements in a more liquid instrument may be used to indicate the movement in the value of a less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected pay-outs. Similarly to price, an instrument’s yield may be compared with other instruments’ yields either directly or indirectly.

(4)
Recovery rate: reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)
Valuation: for private equity investments, risk may be measured by beta, estimated by looking at past prices of similar stocks and from other sources, such as fund valuation statements where valuations are usually derived from earnings measures such as EBITDA or net asset value.

(6)
Correlation: measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(7)	Volatility: a measure of the tendency of a price or parameter to change with time
(8)	Level 3 structured notes issued of £0.5 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(9)	RBS does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

RBS – Interim Results 2016

Notes

13. Financial instruments: Movement in level 3 portfolios

	2016				2015
	FVTPL	AFS	Total	Total	FVTPL	AFS	Total	Total
	assets (2)	assets	assets	liabilities	assets (2)	assets	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,152	765	3,917	2,716	4,673	634	5,307	4,595
Amount recorded in the income statement (1)	332	1	333	634	(88)	(6)	(94)	(621)
Amount recorded in the statement of
comprehensive income	-	47	47	-	-	(94)	(94)	-
Level 3 transfers in	705	27	732	592	489	628	1,117	392
Level 3 transfers out	(369)	(28)	(397)	(422)	(430)	(18)	(448)	(637)
Issuances	3	-	3	22	-	-	-	-
Purchases	493	11	504	406	296	3	299	5
Settlements	(393)	-	(393)	(362)	(586)	(26)	(612)	(647)
Sales	(344)	(204)	(548)	(16)	(485)	(48)	(533)	(4)
Foreign exchange and other adjustments	12	7	19	43	(2)	(1)	(3)	(7)
At 30 June	3,591	626	4,217	3,613	3,867	1,072	4,939	3,076

Amounts recorded in the income statement in
respect of balances held at year end
- unrealised	267	2	269	364	(308)	(6)	(314)	(460)
- realised	193	(188)	5	(85)	4	3	7	(13)

Notes:
(1)
Net losses on HFT instruments of £285 million (H1 2015 - £375 million gain) were recorded in income from trading activities in continuing operations. Net losses on other instruments of £16 million (H1 2015 - £152 million gain) were recorded in other operating income and interest income as appropriate in continuing operations. There were no losses in discontinued operations.

(2)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.
	30 June 2016		31 December 2015
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	7.8	7.8	7.5	7.5
Loans and advances to customers	305.9	302.1	288.7	281.9
Debt securities	7.8	7.9	7.3	7.2

Financial liabilities
Deposits by banks	4.8	4.8	3.7	3.7
Customer accounts	85.3	85.4	76.9	76.9
Debt securities in issue	18.3	18.7	21.0	21.8
Subordinated liabilities	19.2	19.1	19.0	19.3

The table above excludes short-term financial instruments for which fair value approximates carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, certain deposits and notes in circulation.

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

RBS – Interim Results 2016

Notes

14. Contingent liabilities and commitments
	30 June	31 December
	2016	2015
	£m	£m

Guarantees and assets pledged as collateral security	9,055	9,036
Other contingent liabilities	5,507	7,002
Standby facilities, credit lines and other commitments	136,871	137,714

Contingent liabilities and commitments	151,433	153,752

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are intended to, provide any indication of RBS’s expectation of future losses.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the ‘company’ or RBSG plc) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 30 June 2016 (see Note 5).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. RBS expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Litigation
UK 2008 rights issue shareholder litigation
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG plc (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by RBS on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. RBS’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against RBS under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

In order to facilitate any potential early resolution of the litigation, RBS attended a mediation with the claimants on 26-27 July 2016. This did not lead to any settlement of the claims. Further attempts by the parties to resolve the claims are possible but absent any final agreement, these will not impact the court timetable. A provision has been recognised in relation to this matter.

Other securitisation and securities related litigation in the US
RBS companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$41 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS companies remain as defendants in more than 15 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of RBS’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against RBS and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against RBS remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$8.1 billion was outstanding at 30 June 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. This matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves RBS relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to RBS, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion.

Other remaining MBS lawsuits against RBS companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle.

RBS companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from RBS, and a subsequent appeal of the new court-approved settlement by several members of the settlement class was, at the request of the parties, dismissed on 24 May 2016.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving RBS set out under ‘Investigations and reviews’ on page 94, may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the existing provisions.

In many of the securitisation and securities related cases in the US, RBS has or will have contractual claims to indemnification from the issuers of the securities (where an RBS company is underwriter) and/or the underlying mortgage originator (where an RBS company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims. The district court is in the process of considering that question. In addition, the district court, which previously issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, is now in the process of applying these rulings across plaintiffs’ claims (including the antitrust claims), subject to further submissions from the parties.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that are currently pending, with the exception that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving RBS are set out under ‘Investigations and reviews’ on page 95.

ISDAFIX antitrust litigation
Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

Credit default swap antitrust litigation
Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York alleging an unlawful restraint of trade in the market for credit default swaps. An agreed US$33 million settlement received final approval from the Court on 18 April 2016 and has been paid.

FX antitrust litigation
In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, RBS paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action. RBS anticipates moving to dismiss the claims in this “consumer” action. A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions against RBS and others, is pending in the same court. On 15 July 2016, the plaintiffs in that case filed an amended complaint purporting to assert claims based on alleged non-collusive FX-related conduct, which RBS anticipates moving to dismiss on various grounds.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades. On 31 May 2016, the plaintiffs in the Ontario action filed a motion seeking class certification.

Certain other foreign exchange transaction related claims have been or may be threatened against RBS in other jurisdictions. RBS cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation
Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings. RBS anticipates making a motion to dismiss the claims asserted in these matters.

Interest rate swaps antitrust litigation
Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

RBS anticipates making a motion to dismiss the claims asserted in these matters.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in the New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

CPDO Litigation
Claims have been served on RBS N.V. in England, the Netherlands and Australia, relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claim in England.

Interest rate hedging products litigation
RBS is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging RBS made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. RBS encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group v The Royal Bank of Scotland plc is the leading case currently in trial in the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The claim is for approximately £33 million and the trial is currently scheduled to last until October 2016. The outcome of the claim may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts, as well as any potential future similar claims.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

In addition to claims alleging that IRHPs were mis-sold, RBS has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Weiss v. National Westminster Bank Plc (NatWest)
NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. The schedule for the remainder of the matter, including trial, has not been set, but NatWest intends to assert other grounds for summary judgment that the trial court has not previously ruled upon.

Freeman v. HSBC Holdings PLC and others
On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti- terrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Investigations and reviews
RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The CIB segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

Loan securitisation business investigations
In the US, RBS is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, and noting RBS plc’s May 2015 FX-related guilty plea. In June 2016, RBS Securities Inc. and the Connecticut Department of Banking reached an agreement in principle to resolve the matters referred to in the letters, subject to agreement on settlement documentation, that will require, among other things, certain undertakings that are to be agreed and the payment of an amount in settlement of the investigation pertaining to the underwriting of MBS.  The settlement amount agreed in principle is fully covered by an existing provision.

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. RBS completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction.

In May 2011, the New York State Attorney General requested additional information about RBS’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and RBS continues to respond to requests for information.

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on RBS which is expected to be material.

US mortgages - loan repurchase matters
RBS’s CIB business in North America was a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS).

In issuing MBS, CIB in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, CIB may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by CIB on timeliness or other grounds, the aggregate potential impact on RBS, if any, may be material.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

LIBOR and other trading rates
In February 2013, RBS announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, RBS paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

In October 2014, the EC announced its findings that (1) RBS and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) RBS and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). RBS received full immunity from fines.

RBS is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

RBS is providing information and documents to the CFTC as part of its investigation into the setting of USD and EUR ISDAFIX and related trading activities. RBS understands that the CFTC investigation is at an advanced stage. RBS is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on RBS which may be material.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG plc’s FX businesses within its CIB segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Interest rate hedging products (IRHP) redress programme
In June 2012, following an industry wide review, the FSA announced that RBS and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013, the FSA issued a report outlining the principles to which it wished RBS and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. RBS has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. An outcome has been agreed with the Skilled Person in the majority of the consequential loss claims received. RBS and KPMG are now focussing on assessing the remaining consequential loss claims in preparation for closure of the review. As at the end of June 2016, 97% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. RBS also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and Ulster Bank Ireland DAC customers are complete.

RBS provisions in relation to the above redress exercises total £1.5 billion to date for these matters, of which £1.4 billion had been utilised at 30 June 2016.

Judicial Review of Skilled Person’s role in IRHP review
RBS has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in RBS’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

The majority of the claims that name RBS as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against RBS may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on RBS which may be material.

Conclusion of Crown Office investigation into RBS
On 12 May 2016, the Crown Office and Procurator Fiscal Service in Scotland announced that it had concluded its investigation into RBS’s 2008 rights issue and that it had found insufficient evidence of criminal conduct either in relation to RBS as an institution or any directors or other senior management involved in the rights issue. The Crown Office indicated that, if any further evidence comes to light which is relevant to its enquiry, it will be considered by the Crown and that it reserves the right to make further enquiry, if considered appropriate.

Investment advice review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. RBS was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required RBS to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of RBS, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, RBS agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present. RBS has started writing to the relevant customers during 2016 and the project is due to finish in Q4 2017. In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

RBS provisions in relation to investment advice total £249 million to date for these matters, of which £92 million had been utilised at 30 June 2016.

Packaged accounts
As a result of an uplift in packaged current account complaints, RBS proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. RBS has made gross provisions totalling £307 million to date for this matter.

FCA review of RBS’s treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of RBS’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review is focused on RBS’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 RBS was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013, RBS instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: RBS was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

RBS is cooperating fully with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. RBS has since been given the opportunity to consider and respond to those draft findings before the Skilled Person delivers its final report to the FCA. In the event that, after considering the Skilled Person’s final report, the FCA concludes that there were material failings in RBS’s treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against RBS, as well as potentially leading to wider investigations and litigation related to RBS’s treatment of customers in financial difficulty.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on RBS.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on RBS’s business in this sector.

Payment Protection Insurance (PPI)
Since 2011, RBS has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. RBS is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. RBS submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. Given the further consultation process and timing, it is now expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The deadline for responding to Consultation Paper 16/20 is 11 October 2016.  RBS is considering its response.

If the proposals are agreed and implemented, RBS would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment.

If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases at the end of June 2019.

RBS has made provisions totalling £4.7 billion to date for PPI claims, including an additional provision of £400 million in H1 2016, in response to Consultation Paper 16/20. Of the £4.7 billion cumulative provision, £3.5 billion had been utilised by 30 June 2016.

UK retail banking
In March 2014, the CMA announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking. In November 2014, the CMA made its final decision to proceed with a MIR. In October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA provisionally concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

On 7 March 2016, the CMA announced that it was extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. On 17 May 2016, the CMA published its provisional decision on remedies. The CMA has provisionally decided upon remedies which are broadly similar to those set out in its October 2015 notice of possible remedies, and its March 2016 supplemental notice of possible remedies. The period to respond to the provisional decision on remedies closed on 7 June 2016. The CMA is scheduled to publish its final report on 9 August 2016.

Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking (SME Undertakings) as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008. On 17 May 2016, the CMA announced its provisional decisions for these reviews, including the complete revocation of the Northern Ireland PCA Banking Market Investigation Order 2008, as well as the revocation of all the SME Undertakings other than the prohibition on banks requiring the bundling (i.e. selling) together of business current accounts and SME lending. The CMA is expected to publish its final decisions on 9 August 2016.

At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. On 13 April 2016, the FCA published its interim report on the investment and corporate banking market study which sets out various proposed remedies, including the following: measures designed to improve clients’ ability to appoint banks that best suit their needs; measures to ensure that conflicts are properly managed; and improvements to the Initial Public Offering (IPO) process. The FCA has indicated that it will publish its final report in Summer 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA has said that it intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on RBS which may be material.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, RBS agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

 In the Governance Order, RBS agreed to create the following written plans or programmes:
Key points
●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS’s US operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for RBS’s US operations
●	a plan to oversee compliance by RBS’s US operations with all applicable US laws, rules, regulations, and supervisory guidance
●	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis
●	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve
●
a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order.

RBS has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS’s US operations. RBS continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS’s activities in the US may be subject to significant limitations and/or conditions.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBS and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBS and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBS and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

RBS agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) RBS was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The review is underway and is due to be completed by the end of 2016. In addition, pursuant to requirements of the US Dollar Processing Order, RBS has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

RBS – Interim Results 2016

Notes

15. Litigation, investigations and reviews (continued)

Opening of enforcement proceedings by FINMA against Coutts & Co Ltd
The Swiss Financial Market Supervisory Authority (FINMA) has opened enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd. Coutts & Co Ltd is also cooperating with authorities in other jurisdictions in relation to connected accounts.

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Regulator requests concerning Mossack Fonseca
In common with other banks, RBS received a letter from the FCA in April 2016 requesting information about any relationship RBS has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. RBS responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients and is continuing to correspond with the FCA and other regulators on this matter. RBS is also progressing with its internal review, as well as monitoring all new information published.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, RBS provided over £980 million of lending under the EFG scheme. RBS identified a number of instances where it had not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There were also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, RBS announced a review of all EFG loans where there was a possibility that the customer may have been disadvantaged. The review has been completed and RBS has sent review outcomes to all affected customers, which in some cases involves payment of redress. RBS has made appropriate provision based on its estimate of exposure arising from this review.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland Limited (now Ulster Bank Ireland DAC)
On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of RBS, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. RBS has made appropriate provision based on its current estimate of exposure arising from this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

RBS – Interim Results 2016

Notes

16. Related party transactions

UK Government
The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

In March 2016, RBS completed the normalisation of its capital structure: the final dividend of £1.2 billion was paid in respect of the Dividend Access Share (DAS) owned by the UK Government and the DAS re-designated a single B ordinary share which was then cancelled.

Bank of England facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties
(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2015 are included in the 2015 Annual Report and Accounts.

RBS – Interim Results 2016

Notes

17. Rating agencies
Following the UK referendum vote to leave the European Union, in June 2016, Standard & Poor’s revised the outlook on the majority of UK banks, including The Royal Bank of Scotland Group plc and its subsidiaries, to reflect rising economic risks for the UK domestic banking industry. As a result, the Outlook from Standard & Poor’s moved from Positive to Stable (current ratings were unchanged). Moody’s changed the Outlook on several UK banks. However it kept The Royal Bank of Scotland Group plc and its subsidiaries’ Outlook as Positive.

The current ratings for The Royal Bank of Scotland Group plc and its subsidiaries are set out in the table below:
	Moody’s			Fitch			Standard & Poor’s
	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
The Royal Bank of Scotland Group plc (1)	Ba1	Positive	NP	BBB+	Stable	F2	BBB-	Stable	A-3

The Royal Bank of Scotland plc	A3	Positive	P-2	BBB+	Stable	F2	BBB+	Stable	A-2

National Westminster Bank Plc	A3	Positive	P-2	BBB+	Stable	F2	BBB+	Stable	A-2

The Royal Bank of Scotland N.V.	A3	Positive	P-2	BBB+	Stable	F2	BBB+	Stable	A-2

RBS Securities Inc.	-	Positive	-	BBB+	Stable	F2	BBB+	Stable	A-2

The Royal Bank of Scotland International Ltd	-	-	-	BBB+	Stable	F2	-	-	-

Ulster Bank Ltd	A3	Positive	P-2	BBB+	Stable	F2	BBB	Stable	A-2
-
Ulster Bank Ireland DAC (2)	Baa3/Ba1	Stable	P-3/NP	BBB	Stable	F2	BBB	Stable	A-2

Notes:
(1)	Moody’s ratings for The Royal Bank of Scotland Group plc are considered to be below investment grade.
(2)
The table shows Moody’s short-term and long-term senior unsecured debt ratings (Ba1 and NP, below investment grade) and Moody’s short-term and long-term deposit ratings (Baa3 and P-3 respectively, investment grade).

RBS – Interim Results 2016

Notes

18. Post balance sheet events

VocaLink Holdings Limited
On 21 July 2016, RBS announced that it expects to report a gain of approximately £150 million on completion of the proposed sale of Vocalink Holdings Limited, in which RBS has a 21.4% interest, to Mastercard Incorporated.

EBA EU-wide stress test
On 1 August 2016 the European Banking Authority (EBA) and the Prudential Regulation Authority (PRA) announced the results of the 2016 EBA EU-wide stress test. The 2016 EBA EU-wide stress test does not contain a pass/fail threshold.

On a fully loaded Basel 3 basis, RBS's modelled Common Equity Tier 1 (CET1) ratio under the adverse scenario was 8.1% as at 31 December 2018. The low point CET1 ratio under this scenario was 7.8% as at 31 December 2017. RBS's modelled leverage ratio under the adverse scenario was 3.6% on a fully loaded Basel 3 basis and 4.2% under the PRA transitional definition for leverage ratio as at 31 December 2018. The low point leverage ratio under this scenario was 3.5% on a fully loaded Basel 3 basis as at 31 December 2016 and 4.2% under the PRA transitional definition as at 31 December 2017.

Payment Protection Insurance (PPI)
On 2 August 2016, the FCA issued Consultation Paper 16/20, in which it outlines feedback received on its proposals in CP15/39 and sets out proposals for revised rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision.  The deadline for responding to the FCA Consultation Paper 16/20 is 11 October 2016.  In light of this development, RBS has increased its provision for PPI by £400 million.

19. Date of approval
This announcement was approved by the Board of directors on 4 August 2016.

RBS – Interim Results 2016
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary